As filed with the Securities and Exchange Commission on January 7, 2008

Registration Nos. 333-

and 811-22161

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No.	☐

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT - 3

(Exact Name of Registrant)

KEMPER INVESTORS LIFE INSURANCE COMPANY

(Name of Depositor)

1400 American Lane, Schaumberg, Illinois 60196

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code:

(425) 577-5100

Name and Address of Agent for Service:	Copy to:

M. Douglas Close, Esq.	Mary Jane Wilson-Bilik, Esq.
Kemper Investors Life Insurance Company	Sutherland Asbill & Brennan LLP
15375 SE 30th Place – Suite 310	1275 Pennsylvania Avenue, N.W.
Bellevue, Washington 98007	Washington, DC 20004-2415

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this registration statement.

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Group Flexible Premium Variable Deferred Annuity

Issued by

Kemper Investors Life Insurance Company

Through

KILICO Variable Annuity Separate Account - 3

Home Office	Annuity Contact Center
1400 American Lane	Global Annuity Service Team
Schaumburg, Illinois 60196	P.O. Box 19097
Greenville, SC 29602-9097
Phone: 1-800-449-0523 (toll free)
www.kemperinvestors.com	6:30 a.m. to 4:00 p.m. Eastern Time M-F

Prospectus

May 1, 2008

Global Advantage Series

This prospectus describes the Global Advantage Series (the “Contract”), a group flexible premium variable deferred annuity contract issued by Kemper Investors Life Insurance Company. This Contract and the certificates issued under it, are intended to cover U.S. citizens who are temporarily resident overseas.

The Contract is issued on a group basis and coverage under the Contract is represented by a certificate. For purposes of this prospectus, the term “Contract” refers both to certificates and to the group annuity contract. The Contract allows you to accumulate a Contract Value, and later apply that Contract Value (less surrender charges) to receive fixed annuity payments.

Investment Risk — The Contract Value you accumulate under the Contract will fluctuate daily, based on the investment performance of the Subaccounts of the KILICO Variable Annuity Separate Account - 3 (the “Separate Account”) in which you invest. Each Subaccount invests in one underlying portfolio. We do not guarantee how any of the portfolios will perform.

Tax Risk — Depending on the foreign jurisdiction you are temporarily residing in, you may be subject to taxes in that jurisdiction as a result of your purchasing and owning a Contract. These taxes may be significant. If you are concerned about any foreign tax laws or the implications of any tax treaties the U.S. may have with any foreign jurisdiction, you should consult a tax adviser knowledgeable in such tax laws and treaties.

This prospectus provides basic information about the Contract and U.S. Federal income tax consequences that you should know before investing. Please read it carefully before investing and keep it for future reference.

Replacing your existing annuity or life insurance policy with this Contract may not be to your advantage.

An investment in this Contract is not a bank deposit, and no bank endorses or guarantees the Contract. The Contract is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investing in this Contract involves risk, including possible loss of some or all of your investment.

This Contract has [number] Subaccounts available for funding choices.

The Subaccounts invest in the following [number] portfolios:

[insert names of portfolios]

A prospectus for each of the portfolios available through this Contract must accompany this prospectus.

Please read these documents before investing and save them for future reference.

To learn more about the Contract, you may want to read the Statement of Additional Information dated May 1, 2008 (known as the “SAI”). For a free copy of the SAI, contact us at:

Global Annuity Service Team

PO Box 19097

Greenville, SC 29602-9097

Phone: 1-800-449-0523 (toll free)

We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this prospectus. (It is legally a part of this prospectus.) The SAI’s table of contents appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us. You may also read and copy these materials at the SEC’s public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC’s public reference room.

The Securities and Exchange Commission has not approved or disapproved this

Contract or determined that this prospectus is accurate or complete.

Anyone who tells you otherwise is committing a Federal crime.

Not FDIC Insured	May Lose Value	No Bank Guarantee

ii

Glossary

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

accumulation period

The period that begins when we issue your Contract and ends on the Annuity Date. During the accumulation period, earnings accumulate on a tax-deferred basis until you take money out.

Accumulation Unit

An accounting unit of measure used to calculate the value of each Subaccount.

Annuitant

The person during whose lifetime the annuity is to be paid. You may not change the person named as the Annuitant.

Annuity Contact Center

The address of our Annuity Contact Center is Global Annuity Service Team, PO Box 19097, Greenville, South Carolina, 29602-9097. The overnight address is: Global Annuity Service Team, 2000 Wade Hampton Boulevard, Greenville, SC 29615-1064. IBM Business Transformation Outsourcing Insurance Service Corporation is the administrator of the Contract. You can call the Annuity Contact Center toll-free at 1-800-449-0523.

Annuity Date

The date on which the Certificate matures and annuity payments begin. The original Annuity Date is stated in the Certificate Schedule. It must be at least one year from the Issue Date and no later than the maximum age at annuitization as stated in the Certificate Schedule (i.e., the Final Annuity Date). The Owner may change the Annuity Date, but not beyond the maximum age.

annuity period

The period beginning on the Annuity Date during which you or the person you designate will receive annuity payments.

annuity unit

An accounting unit of measure we use to calculate the amount of variable annuity payments after the first annuity payment.

annuity unit value

The value of an annuity unit of a Subaccount determined for a Valuation Period according to a specified formula.

beneficiary

The person you select to receive the death benefit if you or the last surviving Annuitant dies before the Annuity Date.

business day/Valuation Date

Each day that the NYSE is open for regular trading. Kemper Investors Life Insurance Company is open to administer the Contract on each day the NYSE is open for regular trading. When we use the term “business day” in this prospectus, it has the same meaning as the term “Valuation Date” found in the Contract.

cash value

The Contract Value minus any applicable surrender charge, the Records Maintenance Charge (unless waived), a pro-rata portion of the Monthly Mortality and Expense Risk Charge, and any premium taxes not previously paid.

Company (we, us, our, KILICO)

Kemper Investors Life Insurance Company

Contingent Annuitant

The person designated by the Owner who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. A Contingent Annuitant may not be elected under a qualified plan.

Contract month, year or anniversary

A month, year or anniversary as measured from the Issue Date.

Contract Value

The sum of the amounts you have accumulated under the Contract. It is equal to the money you have under the Contract in the Separate Account.

due proof of death

A certified copy of the death certificate, or a certified copy from a court of competent jurisdiction as to the finding of death, or a written statement by the medical doctor who attended the deceased owner at the time of death, or any other poof satisfactory to us.

iii

Final Annuity Date

The Contract anniversary when the oldest Annuitant is age 91.

free withdrawal amount

An amount you can withdraw each Contract year as a partial withdrawal or as part of a surrender without incurring a surrender charge.

Funds

Investment companies that are registered with the SEC. This Contract allows you to invest in the portfolios of the Funds that are listed on the front page of this prospectus.

General Account

The account containing all of KILICO’s assets, other than those held in its separate accounts.

Home Office

The address of our Home Office is 1400 American Lane, Schaumburg, Illinois 60196.

IRS

The U.S. Internal Revenue Service.

Issue Date

The date on which we credit the initial Purchase Payment to your Contract. If the normal Issue Date is the 29th, 30th or 31st of the month, the Issue Date will be the 28th day of that month.

monthly deduction

The amount we deduct from the Contract Value each month on the monthly due date to pay for the Mortality and Expense Risk Charge.

monthly due date

The day of each month when we determine the monthly deductions and deduct them from Contract Value. It is the same date each month as the Issue Date. If there is no business day that coincides with the Issue Date in the calendar month, the monthly due date is the next business day.

net investment factor

The factor we use to determine the value of an Accumulation Unit at the end of each Valuation Period. We determine the net investment factor separately for each Subaccount.

NYSE

The New York Stock Exchange.

payee

A recipient of periodic payments under this Contract. This may be an Annuitant or an beneficiary who becomes entitles to a death benefit payment.

portfolio

A separate investment portfolio of a Fund. Each Subaccount invests exclusively in one portfolio of a Fund.

Purchase Payment

Amount you pay to us for the Contract. When we use the term “Purchase Payment” in this prospectus, it means the U.S. dollar amount we receive, less any applicable premium taxes.

qualified Contract

A Contract issued in connection with a retirement plan that qualifies for special Federal income tax treatment under the Tax Code.

Separate Account

KILICO Variable Annuity Separate Account – 3. It is a separate investment account divided into Subaccounts, each of which invests in a corresponding portfolio of a designated Fund.

Separate Account value

The portion of the total value of your Contract that is allocated to the Subaccounts of the Separate Account.

Subaccount

A subdivision of the Separate Account that invests exclusively in shares of one portfolio of a Fund. The investment performance of each Subaccount is linked directly to the investment performance of the portfolio in which it invests.

surrender

The termination of a Contract at the option of the owner.

Tax Code

The U.S. Internal Revenue Code of 1986, as amended.

U.S.

The United States of America.

Valuation Period

The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of regular trading on the NYSE (usually, 4:00 p.m. Eastern Time) on each business day and ends at the close of regular trading on the NYSE on the next business day.

written notice

The written notice you must sign and send to us to request or exercise your rights as owner under the Contract. To be complete, it must: (1) be in a form we accept; (2) contain the information and documentation that we determine is necessary, and (3) be received at our Annuity Contact Center.

you (your, owner)

The person(s) entitled to exercise all rights as owner under the Contract.

Summary

This summary provides only a brief overview of the more important features of the Contract. You may obtain more detailed information about the Contract later in this prospectus and in the Statement of Additional Information (“SAI”). Please read the remainder of this prospectus carefully.

Your Contract in General

•

Tax-Deferred Accumulation. This annuity is a contract between you (the Certificate owner) and KILICO (an insurance company) in which you agree to make one or more payments to us and, in return, we agree to pay a series of payments to you at a later date. The Contract gives you the opportunity to accumulate earnings on your Contract Value that are generally tax-deferred under U.S. law until you take money out of the Contract by surrender, partial cash withdrawals, we make annuity payments to you, or we pay the death benefit. Your Contract Value will increase or decrease depending on the investment performance of the Subaccounts, the Purchase Payments you make, the fees and charges we deduct, and the effects of any Contract transactions (such as transfers and partial withdrawals) on your Contract Value.

Unless otherwise stated, all references to tax consequences, considerations or implications are to U.S. Federal income tax consequences, considerations, or implications.

•

Accumulation and Annuity periods. Like all deferred annuities, the Contract has two phases: the “accumulation” period and the “annuity” period. During the accumulation period, you can allocate money to any combination of investment alternatives offered under the Contract. The annuity period begins once you start receiving regular annuity payments from the Contract. You may receive annuity payments under one of [five] available fixed or variable annuity payment options. The money you can accumulate during the accumulation period will affect the dollar amount of the initial annuity payment you receive.

•	Death Benefit. The Contract also offers a death benefit payable if any owner or the last surviving Annuitant dies before the Annuity Date.

•

Retirement Savings Vehicle. The Contract is designed to be long-term in nature in order to provide significant annuity benefits for you. You should not purchase this Contract if you intend to withdraw most of your Contract Value before you reach age 59 1/2 or if you intend to remain overseas indefinitely. You could incur significant tax penalties and lose the annuity benefits of the Contract if you withdraw your money before you are age 59 1/2 or if you are resident abroad when a “chargeable event” occurs (see United Kingdom (“U.K.”) Tax Considerations below).

•

Separate Account. You may allocate Purchase Payment(s) and Contract Value to one or more of the [number] Subaccounts listed on the cover page. Each Subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. We reserve the right to offer other Subaccounts in the future. Your investment returns on amounts you allocate to the Subaccounts will fluctuate each day with the investment performance of these Subaccounts and will be reduced by Contract and portfolio company charges. You bear the entire investment risk for amounts you allocate to the Subaccounts.

Purchase Payment Flexibility

•

Minimum Purchase Payments. This Contract requires you to pay an initial Purchase Payment of at least $20,000. The initial Purchase Payment is the only Purchase Payment we require you to pay. You must send all Purchase Payments to our Annuity Contact Center.

•

Flexible Purchase Payments. You can pay additional Purchase Payments of $10,000 or more ($100 or more for IRAs and/or if you authorize us to draw on an account by check or electronic debit) at any time before the Annuity Date. We may limit the total Purchase Payment(s) paid to us during any Contract year.

•

Systematic Accumulations. Instead of paying additional Purchase Payments by check, you may choose to have Purchase Payments debited directly from your bank or brokerage account. If you authorize systematic accumulations of your Purchase Payments through electronic payment from your bank account, the total amount of Purchase Payments debited must be at least $300 per year; each Purchase Payment must be at least $100.

•

Right to Cancel: Free-Look Period. You may cancel your Contract for a refund during the “free-look period” by returning it to our Annuity Contact Center. The free-look period expires 30 days after you receive the issued Contract or you are advised that we have issued the Contract. If you decide to cancel the Contract during the free-look period, we will refund the greater of (1) the sum of all Purchase Payments you have paid into the Contract, less any charges deducted from Purchase Payments for services we have provided, or (2) Contract Value on the date your Contract and your notice of cancellation is received at the Annuity Contract Center.

•

How to Invest. A Contract application form appears as Appendix A to this prospectus. In addition, you may download and print a Contract application from our internet website (http://www.kemperinvestors.com). We will not issue a Contract if you are older than age 90 on the Issue Date.

Death Benefit

•

Death Benefit. We will pay the death benefit to the beneficiary on the death of either any owner or the last surviving Annuitant before the Annuity Date. If the last surviving Annuitant (or an owner who is an Annuitant) dies before his or her 91st birthday, we will pay the death benefit, which equals the greater of:

•	101% of Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method; or
•	All Purchase Payments made, less any withdrawals.

In all other cases (including the death of an owner who is not an Annuitant), the death benefit equals the Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method.

•

Death Benefit On or After the Annuity Date. Upon the death of the Annuitant on or after the Annuity Date, we will pay any remaining guaranteed payments to the beneficiary as provided by the annuity option you selected.

Partial Withdrawals and Surrender

•

Partial Withdrawals. At any time during the accumulation period, you may submit a written request to withdraw part of your cash value, subject to the following rules. A partial withdrawal may have adverse tax consequences.

•	You must request at least $100.

•	You may not make a partial withdrawal if the withdrawal plus the surrender charge would cause the value in any of your Contract’s Subaccounts to fall below $500.

•	Surrender charges may apply.

•

Surrender. At any time during the accumulation period, you may submit a written request to surrender your Contract and receive its cash value (that is, the Contract Value minus any surrender charge, minus any premium taxes not previously deducted, minus a pro-rata portion of the Monthly Mortality and Expense Risk Charge, and minus the Records Maintenance Charge, unless waived). A surrender may have adverse tax consequences and be subject to a surrender charge. Your access to amounts held in qualified Contracts may be restricted or prohibited.

•

Surrender Charge. The surrender charge applies during the entire seven year period following the Issue Date, and will vary depending on the number of years since the Issue Date when you take a full or partial surrender of Contract Value or annuitize the Contract. We will apply the surrender charge to your Contract Value, less the free withdrawal amount.

Number of Complete Years From Issue Date:	0	1	2	3	4	5	6	7+
Surrender Charge:	7%	6%	5%	4%	3%	2%	1%	0

We do not assess a surrender charge on:

•	the death benefit;

•	the withdrawal of Contract Value more than seven years after the Issue Date;

•	the free withdrawal amount; or

•	free-look refunds.

•

Free Withdrawal Amount. Each Contract year, you may withdraw the free withdrawal amount without incurring a surrender charge. The free withdrawal amount equals 10% of Contract Value determined at the time you request a withdrawal.

•

Systematic Payment Plan. You may elect our systematic withdrawal plan option whereby, after the first Contract year, you may receive periodic payments of at least $100 on a monthly basis during the accumulation period.

Transfers

•	At any time during the accumulation period and after the free-look period, you may make an unlimited number of transfers from and among the Subaccounts.

•

This Contract and the underlying portfolios are not designed for market timers. However, there is no assurance that we will be able to identify and prevent all market timing and other forms of disruptive trading in the Contract and the underlying portfolios. For a discussion of our policies and procedures on market timing and of the potential costs and risks to you that can result if market timing or disruptive trading occurs in the underlying portfolios, see “Policy and Procedures Regarding Disruptive Trading and Market Timing” below.

•	Your transfer from the Subaccounts must be a minimum of $100 or your total Contract Value in the Subaccount, if less.

•	Your Contract Value remaining in a Subaccount after a transfer must be at least $500, or we will transfer the total value.

•	You may not initiate transfers within seven calendar days of the date on which the first annuity payment is due.

•	We charge $25 for the 13th and each additional transfer during a Contract year. Transfers made under the asset rebalancing or dollar cost averaging programs do not count toward the 12 free transfers.

•

Automatic Asset Rebalancing Program. Under the Automatic Asset Rebalancing (“AAR”) program, we will automatically transfer amounts among the Subaccounts each quarter to reflect your most recent instructions for allocating Purchase Payments. No transfer fees are assessed under this program. Transfers under this program do not count toward the 12 free transfers permitted each Contract year. This option is not available until the Dollar Cost Averaging program has removed all of your Contract Value from the money market Subaccount.

•

Dollar Cost Averaging Program. The dollar cost averaging program permits you to systematically transfer, on a monthly, quarterly, semi-annual or annual basis over a 12-month period, a set dollar amount from the money market Subaccount to up to [number] Subaccounts. The minimum transfer amount is $100. No transfer fees are assessed under this program. Transfers under this program do not count toward the 12 free transfers permitted each Contract year.

Annuity Provisions

•

Annuity Options. You may receive income payments under one of three variable annuity options or under one of two fixed annuity options beginning on the Annuity Date you select. The Final Annuity Date, which is the latest Annuity Date you may select, is the Contract anniversary when the oldest Annuitant is age 91. You may receive income payments for life with or without a guaranteed number of payments. You may also receive payments on the lives of two persons.

•	We will use your cash value on the Annuity Date to calculate the amount of your income payments under the fixed or variable annuity option you choose.

U.S. Federal Tax Status

Generally, a Contract’s earnings are not taxed under U.S. Federal tax laws until you take the Contract earnings out. For U.S. Federal tax purposes, if you take money out of a non-qualified Contract during the accumulation period, including a surrender or partial withdrawal payment, earnings come out first and are taxed as ordinary income. Different U.S. tax consequences may apply for a qualified Contract. If you are younger than 59 1/2 when you take money out, you also may be charged a 10% U.S. Federal penalty tax on the taxable portion of the payment. The annuity payments you receive during the annuity phase are considered partly a return of your original investment so that part of each payment is not taxable under U.S. Federal tax laws as income until the “investment in the Contract” has been fully recovered.

Death benefits are taxable under U.S. Federal tax laws and generally are included in the income of the recipient as follows: if received under an annuity option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a surrender or full withdrawal. For a further discussion of the U.S. Federal tax status of variable annuity contracts, see “U.S. Federal Tax Status.”

Inquiries

If you need additional information, please contact us at:

Annuity Contact Center

P.O. Box 19097

Greenville, South Carolina 29602-9097

Phone: 1-800-449-0523 (toll-free)

6:30 a.m. to 4:00 p.m. Eastern Time M-F

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a partial withdrawal, annuitize the Contract, surrender the Contract, or transfer Contract Value between the Subaccounts. State premium taxes may also be deducted.

Owner Transaction Expenses

Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge (as a percentage of your Contract Value)[1]	7%
Transfer Fee[2]	$25 after 12 transfers per year

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including portfolio fees and expenses.

Periodic Charges other than Portfolio Expenses

Annual Records Maintenance Charge[3]	$30
Separate Account Annual Expenses
Administration Charge (as a percentage of average daily net assets in the Subaccounts)	0.15%

Monthly Mortality and Expense Risk Charge (as a percentage of Contract Value on the monthly due date)

Asset Segment on the Monthly Due Date	M&E Charge[4]
Assets under $500,000	1.25%
Assets between $500,000 and $1,000,000	0.65%
Assets between $1,000,000 and $5,000,000	0.54%
Assets above $5,000,000	0.40%

[1]

We do not assess a surrender charge on death benefit payments. We do assess a surrender charge if you surrender your Contract, partially withdraw its cash value, or annuitize under the Contract while surrender charges are applicable.

[2]

We do not assess transfer fees on transfers under the dollar cost averaging or Automatic Asset Rebalancing programs. Transfers under these programs do not count toward the twelve free transfers permitted each Contract year.

[3]

We will assess the Record Maintenance Charge on each Certificate Anniversary. We will also deduct the Records Maintenance Charge on the Annuity Date or the date you surrender your Contract. We will not assess the Record Maintenance Charge after the Annuity Date. We waive this fee for Certificates with a Contract Value of $50,000 or more on the date the fee is assessed.

[4]

We determine and deduct the Monthly Mortality and Expense Charge from Contract Value on each monthly due date after the Issue Date (i.e., the same day of each succeeding month as the Issue Date). We deduct the monthly charge at an effective annual rate that ranges from 0.40% to 1.25% of the Contract Value on the monthly due date. On assets under $500,000, we assess the charge at the annual rate of 1.25%. On the next $500,000 in assets (up to $1 million), we assess the charge at an annual rate of 0.65%. On the next $4 million in assets, we assess the charge at an annual rate of 0.54%, and on any excess amount over $5 million, we assess the charge at an annual rate of 0.40%. The charges are totaled and converted into one blended rate that is deducted on the monthly due date by canceling units on a pro-rata basis across all Subaccounts. Because your Contract Value can vary from month-to-month, the monthly deduction for the monthly mortality and expense risk charge will also vary.

The following table shows the range of portfolio fees and expenses for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. You can obtain more detailed information concerning each portfolio’s fees and expenses in the prospectus for each portfolio.

Range of Annual Operating Expenses for the Portfolios1

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)

[1]

The portfolio expenses used to prepare this table were provided to KILICO by the fund(s). KILICO has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.

The next table shows the fees and expenses charged by each portfolio for the fiscal year ended December 31, 2007.

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets as a percentage of average daily net assets in the portfolios as of December 31, 2007):

Portfolio	Management Fees	12b-1 Fees[1]	Other Expenses	Gross Total Annual Expenses	Contractual Waiver or Expense Reimbursement	Net Total Annual Expenses

Redemption Fees

A portfolio may assess a redemption fee of up to 2% on Subaccount assets that are redeemed out of the portfolio in connection with a withdrawal or transfer. Each portfolio determines the amount of the redemption fee and when the fee is imposed. The redemption fee will reduce your Contract Value. For more information, see the portfolio prospectus.

The expenses shown above are deducted by each underlying portfolio before the portfolio provides us with its daily net asset value. We then deduct applicable Separate Account charges from the net asset value to calculate the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the portfolios was provided to us by the portfolios and was not independently verified by us.

Example of Maximum Charges

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Example shows the maximum costs of investing in the Contract, including transaction expenses, the Records Maintenance Charge of $30, the Administration Charge of 0.15%, the maximum Monthly Mortality and Expense Risk Charge of 1.25%, and maximum Annual Portfolio Operating Expenses of X.XX%.

The Example assumes that you invested $10,000 in the portfolio with the highest expenses, and stayed in those options under the Contract for the time periods indicated. The Example also assumes that your investment earned a steady 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender or annuitize the Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

(2)	If you do not surrender or annuitize the Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

The Example does not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). It also does not reflect any taxes or tax penalties you may be required to pay if you surrender your Contract.

The Record Maintenance Charge of $30 is reflected as an annual charge of 0.0XX% that is determined by dividing estimated total Record Maintenance Charges to be collected during 2008 ($XXXX) by total average net assets attributable to the Contract during 2008 ($XXXX).

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

Distribution Costs

For information concerning the compensation paid for the sale of the Contracts, see “Distribution of the Contracts.”

Condensed Financial Information

This prospectus and the SAI do not contain a financial history of Accumulation Unit values, as the Separate Account had not commenced operations as of May 1, 2008.

Kemper Investors Life Insurance Company

Kemper Investors Life Insurance Company

Kemper Investors Life Insurance Company (“KILICO”) was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. We are issuing the Contract and are obligated to pay all benefits under the Contracts. KILICO is located at 15375 SE 30th Place, Suite 310, Bellevue, Washington, 98007. For Contract services, you may contact us at the Annuity Contact Center at Global Annuity Service Team, PO Box 19097, Greenville, South Carolina, 29602-9097. KILICO established the Separate Account to support the investment options under this Contract and under other variable annuity contracts KILICO may issue.

We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation, a non-operating holding company. Kemper Corporation is a wholly-owned subsidiary of Zurich Group Holding (“ZGH”), a Swiss holding company. ZGH is owned by Zurich Financial Services (“ZFS”), a Swiss holding company.

The Separate Account and the Portfolios

The Separate Account

KILICO established the KILICO Variable Annuity Separate Account -3 (the “Separate Account”) as a Separate Account under the law of the state of Illinois on December 13, 2007. KILICO owns the assets in the Separate Account. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”) and qualifies as a “separate account” within the meaning of the Federal securities laws. The Separate Account will receive and invest Purchase Payments made under the Contracts and under other variable annuity contracts we may issue in the future.

The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account shall be credited to or charged against the Separate Account, without regard to other income, gains or losses of any other account we own or arising out of any other business we may conduct.

Although we own the assets in the Separate Account, these assets are held separately from our other assets and are not part of our General Account. The portion of the assets of the Separate Account equal to the required reserves and other contract liabilities of the Separate Account are not chargeable with liabilities that arise from any other business that we conduct. We have the right to transfer to our General Account any assets of the Separate Account that are in excess of such reserves and other liabilities.

The Separate Account is divided into Subaccounts, each of which invests in shares of a portfolio of a Fund. The Separate Account is subject to the laws of the State of Illinois, which regulate the operations of insurance companies domiciled in Illinois.

Changes to the Separate Account. We reserve the right in our sole discretion, and subject to applicable law, to add, close, remove, or combine one or more Subaccounts, combine the Separate Account with one or more other separate accounts, or operate the Separate Account as a different kind of investment company. Subject to obtaining any approvals or consents required by law, the assets of one or more Subaccounts may also be transferred to any other Subaccount if, in our sole discretion, conditions warrant. In addition, we reserve the right to modify provisions of the Contract to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law. Some of these future changes may be the result of changes in applicable laws or interpretation of the law. You may obtain additional information regarding the substitutions of investments and resolving conflicts among Funds in the SAI. You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover or by calling 1-800-447-0523.

The Portfolios

Each Subaccount of the Separate Account invests exclusively in shares of a designated portfolio of a Fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Each Fund available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.

The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Contract. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Contract.

An investment in a Subaccount, or in any portfolio, including the XXX Money Market VIP, is not insured or guaranteed by the U.S. Government and there can be no assurance that the XXX Money Market VIP will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to insurance charges, the yields on the money market Subaccount may become extremely low and possibly negative.

Investment Objectives of the Portfolios

The following table summarizes each portfolio’s investment objective(s) and policies. There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of the risks, conditions of investing, and fees and expenses of each portfolio in the prospectuses for the portfolios that are attached to this prospectus. You should read the prospectuses carefully.

Portfolio	Investment Objective and Investment Adviser

In addition to the Separate Account, the Funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies as well as to qualified plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither KILICO, nor the mutual funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each Fund’s Board of Directors (or Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions given by those variable life insurance owners and those given by variable annuity contract owners.

If a Fund’s Board of Directors (or Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, KILICO will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Please read the attached prospectuses for the portfolios to obtain more complete information before you invest.

Selection of the Portfolios

The portfolios offered through the Contracts are selected by KILICO. To assist KILICO with portfolio selection, KILICO contracted with Mesirow Financial Investment Management, Inc. (“Mesirow”). Mesirow applied its PrecisionAlpha™ methodology to review the universe of subaccounts and to develop a list of desirable subaccounts in a range of asset classes. KILICO may also consider various other factors in portfolio selection, including, but not limited to asset class coverage, the strength of the investment adviser’s (and/or subadviser’s) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We also consider whether the portfolio or one of its service providers (e.g., the investment adviser) will make payments to us in connection with certain administrative, marketing, and support services, or whether the portfolio’s adviser was an affiliate. We review the portfolios periodically and may remove a portfolio, or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that a portfolio no longer satisfies one or more of the selection criteria and/or if the portfolio has not attracted significant allocations from Contract owners.

You are responsible for choosing to invest in the portfolios and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since you bear the investment risk of investing in the Subaccounts, you should carefully consider any decisions regarding allocations of Purchase Payment and Contract Value to each Subaccount.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each portfolio’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the portfolio’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a portfolio. After you select Subaccounts in which to allocate Purchase Payment or Contract Value, you should monitor and periodically re-evaluate your investment allocations to determine if they are still appropriate.

You bear the risk that the Contract Value of your Contract may decline as a result of the performance of the Subaccounts you have chosen.

We do not provide investment advice and we do not recommend or endorse any of the particular portfolios available as investment options in the Contract.

Revenue We Receive From the Portfolios and/or Their Service Providers. We (and our affiliates) may directly or indirectly receive payments from the portfolios and/or their service providers (investment advisers, administrators, and/or distributors), in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

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Rule 12b-1 Fees. We and/or our affiliate, [add name of principal underwriter] (“PU”), the principal underwriter and distributor for the Contracts, receive some or all of the 12b-1 fees from the portfolios that charge a 12b-1 fee. See the “Fee Table” in this Prospectus. The 12b-1 fees we and/or PU receive are calculated as a percentage of the average daily net assets of the portfolios owned by the Subaccounts available under this Contract and certain other variable insurance products that we issue.

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Administrative, Marketing and Support Service Fees (“Support Fees”). We and/or PU may receive compensation from some of the portfolios’ service providers for administrative and other services we perform relating to Separate Account operations that might otherwise have been provided by the portfolios. The amount of this compensation is based on a percentage of the average assets of the particular portfolios attributable to the Contract and to certain other variable insurance products that we issue. These percentages currently range from 0.XX% to 0.XX% and may be significant. Some service providers may pay us more than others.

The chart below provides the current maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us and/or PU on an annual basis:

Incoming Payments to Farmers and/or PU

From the following Funds and their Service Providers:	Maximum % of assets*	From the following Funds and their Service Providers:	Maximum % of assets*

*	Payments are based on a percentage of the average assets of each underlying portfolio owned by the Subaccounts available under this Contract and under certain other variable insurance products offered by us.

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Other Payments. We and/or PU also may directly or indirectly receive additional amounts or different percentages of assets under management from some of the portfolio’s service providers with regard to the variable insurance products we issue. These payments may be derived, in whole or in part, from the advisory fees deducted from assets of the portfolios. Contract owners, through their indirect investment in the portfolios, bear the costs of these advisory fees. Certain investment advisers or their affiliates may provide us and/or PU with wholesaling services to assist us in the distribution of the Contract, may pay us and/or PU amounts to participate in sales meetings or may reimburse our sales costs, and may provide us and/or PU with occasional gifts, meals, tickets, or other compensation or reimbursement. The amounts may be significant and may provide the investment adviser (or other affiliates) with increased access to us and PU.

Proceeds from these payments made by the portfolios, investment advisers, and/or their affiliates may be used for any corporate purpose, including payment of expenses that we and PU incur in promoting, issuing, distributing, and administering the Contracts, and that we incur, in our role as intermediary, in marketing and administering the underlying portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Contracts, see the “Distribution of the Contracts” section below.

Availability of the Portfolios

We cannot guarantee that each portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to add new portfolios or classes of portfolio shares, remove or close existing portfolios or classes of portfolio shares, or substitute portfolio shares held by any Subaccount for shares of a different portfolio. New or substitute portfolios or classes of portfolio shares may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment, or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not add, remove, or substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as you and other Contract owners instruct, so long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in the Subaccount that invests in that portfolio (as of a date set by the portfolio). When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment.

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Contract owners advising you of the action and the reasons we took such action.

Your Contract: The Accumulation Period

The accumulation period begins when we issue your Contract and continues until the Annuity Date. The accumulation period will also end if you surrender your Contract, or a death benefit is payable, before the Annuity Date.

Purchasing a Contract

[To be modified to describe the use of the internet in purchasing the Contract]

To purchase a Contract, you must complete an application and send it with your initial Purchase Payment to us through any authorized licensed agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Contract, [Add name of principal underwriter]. Contracts also may be sold to or in connection with retirement plans that qualify for special tax treatment.

You may purchase a Contract with a Purchase Payment of $20,000 or more. The first Purchase Payment is the only one we require you to make.

There may be delays in our receipt of an application that are outside of our control because of the failure of the agent to forward the application to us promptly, or because of delays in determining that the Contract is suitable for you. Any such delays will affect when your Contract can be issued and when your initial Purchase Payment is allocated to one or more Subaccounts of the Separate Account. The initial Purchase Payment will be allocated to a money market Subaccount for the 30 day free-look period, plus 10 calendar days.

We reserve the right to decline an application for any reasons subject to the requirements imposed by law in the jurisdiction where the Contract was to be issued and delivered. If we decline your application, we will refund you the full amount of any Purchase Payment you have paid.

Who Should Purchase the Contract? We have designed this Contract for U.S. citizens living abroad who are seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in higher U.S. Federal and state income tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you invested. You will have to hold the Contract for a period of time before the tax benefits will outweigh the fees assessed under this Contract.

If you are purchasing the Contract through a U.S. tax favored arrangement, including IRAs, Roth IRAs, SIMPLE IRAs, and SEP IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides for tax sheltered growth.

We will not issue you a Contract if you are older than age 90 on the Issue Date.

When We Issue Your Contract

If your application is complete and your Purchase Payment has been received at the Annuity Contact Center, we will issue your Contract within two business days of its receipt by us, and credit your initial Purchase Payment to your Contract. If your application is incomplete, we will contact you and seek to complete it within five business days. If we cannot complete your application within five business days after we receive it, we will return your Purchase Payment, unless you expressly permit us to keep it. We will credit the payment as soon as we receive all necessary application information.

The date we credit your initial Purchase Payment to your Contract is the Issue Date. We will allocate your initial Purchase Payment to a money market Subaccount for the first 40 days (that is, for the 30-day free-look period plus 10 days).

While held in the money market Subaccount, your Purchase Payment(s) will be credited with the money market Subaccount(s)’ investment experience and the Administration Charge will be deducted. The Purchase Payment(s) will remain in the money market Subaccount(s) for 40 calendar days (the 30 days in the free-look period, plus 10 calendar days) . Provided that you have not exercised your right to cancel the Contract during the “free-look period,” then on the 41st calendar day after the Issue Date, we will reallocate all Contract Value from the money market Subaccount to the Subaccounts you selected on the application (subject to any Dollar Cost Averaging requests).

Tax-Free ‘Section 1035’ Exchanges

You can generally exchange one annuity for another in a ‘tax-free exchange’ under Section 1035 of the Tax Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender charge on your old contract. There will be a new surrender charge period for this Contract and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay Federal income and penalty taxes on the exchange. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you the Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise).

Cancellation – The 30 Day Free-look Period

You have the right to cancel the Contract for any reason during the “free-look period” by returning it to the Annuity Contact Center with your written notice of cancellation. The free-look period expires 30 days after you receive the Contract. If you decide to cancel the Contract during the free-look period, we will treat the Contract as if we never issued it.

The amount of the refund will be the greater of (1) all Purchase Payment(s) made, less any charges deducted from the Purchase Payments(s) for services we provided or (2) Contract Value on the date your Contract and your notice of cancellation are received at the Annuity Contact Center. We will place your Purchase Payment(s) in a money market Subaccount for 30 days. We will credit your Purchase Payment(s) placed in the money market Subaccount with the money market Subaccount’s investment experience and deduct the Administration Charge. We will pay you the refund within [7] calendar days after the Annuity Contact Center receives the Contract. The Contract will then be deemed void.

Ownership Rights

The Contract belongs to the owner named in the application. The owner may exercise all of the ownership rights and options described in the Contract. The Annuitant is the owner unless the application specifies a different person as the owner. The owner may designate the Annuitant (the person to receive the annuity payments) and beneficiary (the person to receive the death benefit when the Annuitant or owner dies) in the application.

Changing the Owner

•        You may change the owner by providing a written request to us at any time while the Annuitant is alive before the Annuity Date.

•        If there are joint owners, both owners must agree to the change.

•        Any change in owner requires our written approval.

•        The change takes effect on the date that the written request is signed.

•        We are not liable for any actions we may have taken before we received the written request.

•        Changing the owner does not automatically change the beneficiary.

Changing the owner may have tax consequences. You should consult a tax adviser before changing the owner.

Selecting and Changing the Beneficiary

•        If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.

•        If the beneficiary dies before the owner/Annuitant, then any contingent beneficiary becomes the beneficiary.

•        If both the beneficiary and contingent beneficiary die before the owner/Annuitant, then we will pay the death benefit to the owner or the owner’s estate once the death benefit becomes payable. If the owner is not the Annuitant, then the death benefit will be paid to the estate of the Annuitant upon the death of the Annuitant if no beneficiary survives.

•        You can request a delay clause that provides that if the beneficiary dies within a specified number of days (maximum 180 days) following the owner’s/Annuitant’s death, then the death benefit proceeds will be paid as if the beneficiary had died first.

•        You can change the beneficiary generally by providing us with a written request signed by the owner while the Annuitant is living.

•        The request to change the beneficiary must be signed by the owner.

•        The change in beneficiary is effective as of the date you sign the written request, subject to any action taken before we receive the request.

•        If you have named a beneficiary irrevocably, both you and the beneficiary must sign any request for change.

•        We are not liable for any actions we may have taken before we received the written request.

Assigning the Contract

•        You may assign Contract rights before the Annuity Date.

•        The owner retains any ownership rights that are not assigned.

•        The assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.

•        Claims under any assignment are subject to proof of interest and the extent of the assignment.

•        The rights of the owner, the annuitant and the beneficiary are subject to the rights of the assignee.

•        We are not bound by any assignment unless a signed form is filed with us at our Home Office or such other location as we may designate in writing.

•        We are not responsible for the validity of any assignment.

•        We are not liable for any payment we made before we received written notice of the assignment.

Assigning the Contract may have tax consequences. See the “Federal Tax Considerations” section of this prospectus for more information.

Modifying the Contract

Only the President, Secretary and assistant secretaries, acting together, may modify the Contract or waive any of our rights or requirements under the Contract. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Contract. Upon notice to you, we may modify the Contract to:

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conform the Contract, our operations, or the Separate Account’s operations to the requirements of any law (or regulation issued by a government agency) to which the Contract, our company or the Separate Account is subject;

•	assure continued qualification of the Contract under the Federal tax laws; or

•	reflect a change in the Separate Account’s operations.

If we modify the Contract, we will make appropriate endorsements to the Contract. If any provision of the Contract conflicts with the laws of a jurisdiction that govern the Contract, we will amend the provision to conform with such laws.

Purchase Payments

Purchase Payment Flexibility

The initial Purchase Payment of at least $20,000 is the only Purchase Payment required to be paid under the Contract. You have the ability to determine the frequency of Purchase Payments you make after payment of the initial Purchase Payment. You also may determine the amount and timing of each additional Purchase

Payment, except that Purchase Payments must be at least $10,000 ($100 or more for IRAs and/or if you authorize us to draw on an account by check or electronic debit). You may make Purchase Payments at any time until the earliest of: (a) the Annuity Date; (b) the date you fully withdraw all Contract Value; or (c) the date you reach age 70 1/2 for qualified Contracts (other than Roth IRAs and rollovers and transfers). You must send all Purchase Payments to our Annuity Contact Center.

We will not accept total Purchase Payments in excess of the cumulative Purchase Payment limit that is specified on your Contract specification page. The Federal Tax Code may also limit the amount of Purchase Payments you may make.

We may decline a Purchase Payment for any reason permitted or required by law.

Systematic Accumulations. If you authorize electronic payment of your Purchase Payments from your bank account (systematic accumulations), the total amount of Purchase Payments being debited must be at least $300 per year and each Purchase Payment must be at least $100. You can make electronic payments on an annual, semi-annual, quarterly, or monthly basis. You may authorize systematic accumulation of Purchase Payments on the Contract application or by means approved by and acceptable to us in our sole discretion.

Allocating Purchase Payments

When you complete your application, you must instruct us to allocate your initial Purchase Payment(s) to one or more Subaccounts of the Separate Account according to the following rules.

•	You must put at least 1% (and no less than $500) of each Purchase Payment in any Subaccount you select.

•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

You can change the allocation instructions for additional Purchase Payments without charge at any time by providing us with written notification or by telephone authorization (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future Purchase Payments will be allocated in accordance with the new allocation unless we receive contrary instructions. However, you may direct individual Purchase Payments to a specific Subaccount without changing your instructions. Changing your allocation instructions will not change the way existing Contract Value is apportioned among the Subaccounts.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of the Subaccounts and will be reduced by Contract charges. You bear the entire risk for amounts you allocate to the Subaccounts. You should periodically review your Purchase Payment allocation instructions in light of market conditions and your overall financial objectives.

We will allocate the initial Purchase Payment(s) to a money market Subaccount on the Issue Date. While held in the money market Subaccount, your Purchase Payment(s) will be credited with the money market Subaccount’s investment experience and the Administration Charge will be deducted. The Purchase Payment(s) will remain in a money market Subaccount for 30 days. Provided you have not exercised your right to cancel the Contract during the “free-look period,” on the 41st day after the Issue Date, we will reallocate all Contract Value from the money market Subaccount to the Subaccounts as you selected on the application (subject to any Dollar Cost Averaging requests).

We credit any Purchase Payments you make to your Contract after the date of reallocation using the Accumulation Unit value next computed at the end of a business day on which we receive them at our Annuity Contact Center. Our business day closes at the end of regular trading on the NYSE (usually, 4:00 p.m. Eastern Time). If we receive your additional Purchase Payments after the close of a business day, we will calculate and credit them as of the end of the next business day.

Your Contract Values

Contract Value

Your Contract Value:

•        varies from day to day, depending on the investment performance of the Subaccounts you choose, the charges deducted and any other Contract transactions (such as additional Purchase Payments, transfers, and partial withdrawals);

•        serves as the starting point for calculating values under a Contract;

•        equals the sum of all values in each Subaccount;

•        is determined on the Issue Date and on each business day;

•        on the Issue Date, equals the initial Purchase Payment less any premium tax due; and

•        has no guaranteed minimum amount and may be more or less than Purchase Payments made.

Subaccount Value

Each Subaccount’s value is determined at the end of each business day. We determine your Contract’s value in each Subaccount by multiplying the number of units that your Contract has in the Subaccount by the Accumulation Unit value of that Subaccount at the end of the business day.

The number of Accumulation Units in any Subaccount on any business day equals:

•        the initial Accumulation Units purchased at the unit value on the Issue Date; plus

•        Accumulation Units purchased with additional Purchase Payments; plus

•        Accumulation Units purchased via transfers from another Subaccount; minus

•        Accumulation Units redeemed to pay a pro-rata share of the Records Maintenance Charge, if assessed on that business day; minus

•        Accumulation Units redeemed to pay for partial withdrawals, and any applicable surrender charges and premium taxes; minus

•        Accumulation Units redeemed as part of a transfer to another Subaccount, and any applicable transfer fee; minus.

•        Accumulation Units redeemed to pay for the monthly deduction of the Mortality and Expense Risk Charge on the business day on or after the monthly due date or to pay a pro-rata share of the Mortality and Expense Risk Charge on full surrender.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into Accumulation Units. We determine the number of Accumulation Units we credit to, or subtract from, your Contract by dividing the dollar amount of the allocation, transfer, or withdrawal, by the Accumulation Unit value for that Subaccount at the end of the Valuation Period.

Accumulation Unit Value

The Accumulation Unit value (or price) of each Subaccount during the accumulation period will reflect the investment performance of the portfolio in which the Subaccount invests. The Accumulation Unit value may increase or decrease from one Valuation Period to the next. The Accumulation Unit value for each Subaccount is recalculated at the end of each business day by multiplying the Accumulation Unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined. The new Accumulation Unit value reflects the investment performance of the underlying portfolio, and the daily deduction of the daily Administration Charge during each Valuation Period. For information on computing the Net Investment Factor, see the SAI.

We determine a separate Accumulation Unit value for each Subaccount.

Variable Annuity Unit Value

The Annuity Unit value (or price) of each Subaccount during the annuity period will reflect the investment performance of the portfolio in which the Subaccount invests. The Annuity Unit value may increase or decrease from one Valuation Period to the next and recalculated at the end of each business day by multiplying the Annuity Unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined and by an interest factor used to offset the effect of the assumed interest rate of 2.50% per year used in the Annuity Option Tables. The new Annuity Unit value reflects the investment performance of the underlying portfolio, the daily deduction of: (i) the daily mortality and expense risk charge, (ii) the daily administration charge during each Valuation Period, and (iii) the interest factor of .99993235 per calendar day of each Valuation Period to offset the effect of the assumed interest rate of 2.50% per year. For information on computing the Net Investment Factor, see the SAI.

Fees and Charges

This section describes the fees and charges that we make under the Contract to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges we deduct under this Contract may result in a profit to us.

Monthly Mortality and Expense Risk Charge

We determine and deduct the Monthly Mortality and Expense Risk Charge from Contract Value on each monthly due date after the Issue Date (i.e., the same day of each succeeding month as the Issue Date). We deduct the monthly charge at an effective annual rate that ranges from 0.40% to 1.25% of the Contract Value on the monthly due date. On assets under $500,000, we assess the charge at the annual rate of 1.25%. On the next $500,000 in assets (up to $1 million), we assess the charge at an annual rate of 0.65%. On the next $4 million in assets, we assess the charge at an annual rate of 0.54%, and on any excess amount over $5 million, we assess the charge at an annual rate of 0.40%. The charges are totaled and converted into one blended rate that is deducted on the monthly due date by canceling units on a pro-rata basis across all Subaccounts.

Asset Segment on the Monthly Due Date	M&E Charge
Assets under $500,000	1.25%
Assets between $500,000 and $1,000,000	0.65%
Assets between $1,000,000 and $5,000,000	0.54%
Assets above $5,000,000	0.40%

Because your Contract Value can vary from month-to-month, the monthly deduction for the monthly mortality and expense risk charge will also vary.

On surrender, on payment of the death benefit, and on the Annuity Date, we will deduct the pro-rata portion of the Monthly Mortality and Expense Risk Charge that has accrued.

There are economies of scale with higher Contract Value since our expenses are lower at higher Contract Values. We pass these economies of scale onto you by having a lower charge based on the higher asset levels.

This charge compensates us for assuming certain mortality and expense risks and for certain expenses.

The mortality risk we assume arises, in part, from our obligation to make monthly annuity payments regardless of how long all annuitants may live. These payments are guaranteed in accordance with the annuity tables and other provisions in your Contract. This assures you that neither the longevity of the annuitant, nor any unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the fixed annuity options available in the contract. The mortality risk that we assume also includes a guarantee to pay a death benefit that may be greater than the Contract Value if the owner or annuitant dies before the Annuity Date. The expense risk that we assume is the risk that the administration charges and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.

During the annuity period, if you choose a variable annuity payout, we will deduct a daily mortality and expense risk charge from your net assets in the subaccounts as part of the calculation of the annuity unit value. The amount of the charge will be set at the same level as the last Monthly Mortality and Expense Risk Charge assessed and will never exceed, on an annual basis, 1.25% of the average daily net assets you have invested in the subaccounts during the annuity period.

Asset-Based Administration Charge

We deduct a daily asset-based administration charge from each Subaccount during the accumulation and annuity periods to help reimburse us for our administrative costs, such as owner inquiries, changes in allocations, owner reports, Contract maintenance costs and data processing costs. This charge is equal, on an annual basis, to 0.15% of your average daily net assets in the Subaccounts. This charge is designed to help compensate us for the cost of administering the Contracts and the Separate Account.

Transfer Fee

A transfer fee of $25 will be imposed for the thirteenth and each subsequent transfer during a Contract year. Any unused free transfers do not carry over to the next Contract year. Each written or telephone request would be considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. Transfers you make through our asset rebalancing and dollar cost averaging programs do not count toward your twelve free transfers permitted each Contract year. We deduct the transfer fee from the amount transferred.

Surrender Charge

We deduct a surrender charge if, before the Annuity Date, you surrender your Contract, you take a partial withdrawal of Contract Value, or you annuitize your Contract at anytime during the seven year period following the Issue Date. We do not assess a surrender charge on withdrawals made during that period if the Contract terminates due to your death or the death of the last surviving Annuitant, or on free-look refunds.

We apply the surrender charge to your Contract Value, less the free withdrawal amount. The surrender charge applies during the entire seven year period following the Issue Date. The applicable percentage depends on the number of years since the Issue Date, as shown on this chart:

Number of Completed Years from the Issue Date	Surrender Charge Percentage
0	7%
1	6%
2	5%
3	4%
4	3%
5	2%
6	1%
7 and later	0%

Any Contract Value that has been held by us for more than seven years will be subject to a 0% Surrender Charge Percentage.

When you request a withdrawal, you will be sent you a check in the amount you requested (if available), less applicable tax withholding. If a surrender charge applies, your remaining Contract Value will be reduced by the dollar amount we send you, plus the surrender charge. The surrender charge is deducted pro-rata from all Subaccounts in which the Contract is invested based on the remaining Contract Value in each Subaccount, unless you request otherwise.

Free Withdrawal Amount. In any Contract year before the Annuity Date, you may withdraw a portion of your Contract Value without incurring a surrender charge. This amount is called the free withdrawal amount. Each Contract year, the free withdrawal amount equals 10% of Contract Value determined at the time you request a withdrawal. If you take more than one withdrawal in any Contract year, the cumulative dollar value of the previous free withdrawal amount(s) that were taken during the Contract year will be applied to any subsequent withdrawal(s) to determine whether any free withdrawal amount is remaining for that Contract year.

Examples of Surrender Charge Calculation

In the following examples, assume that a Contract is issued on July 1, 2008 with a $40,000 Purchase Payment paid on the Issue Date.

Partial Withdrawal Example. The owner wishes to withdraw $5,000 in September, 2010. Suppose the Contract Value is $60,000 on that date, before the withdrawal. And suppose that the owner had taken a previous withdrawal of $4,000 in January 2010 when Contract Value was $56,000.

The free withdrawal amount is :

[provide calculation of free withdrawal amount]

The free withdrawal amount is XXX. The remaining portion of the withdrawal is subject to a surrender charge. Since this partial withdrawal of Contract Value is being made between 3 and 4 years since the Issue Date, the surrender charge percentage is 5%. The surrender charge is calculated as follows:

($4,000 – $free withdrawal amount)(5%) = $XX

The owner would receive $XXX, and the remaining Contract Value would be reduced by $XXX and would equal $XXXX after the $4,000 partial withdrawal is taken.

Full Withdrawal Example: The owner wishes to fully surrender the Contract in year 3. The $30 Records Maintenance Charge and the surrender charge would be deducted from (the Contract Value minus the free withdrawal amount). The surrender charge is calculated as follows:

[Insert mathematical example]

The owner would receive ______________.

Free withdrawals may be subject to the 10% U.S. Federal penalty tax if made before you reach age 59 1/2. They also may be subject to U.S. Federal income tax.

Records Maintenance Charge

At the end of each Contract year before the Annuity Date, we will deduct a records maintenance charge of $30 from your Contract Value as partial reimbursement for our administrative expenses relating to the Contract. We will deduct the fee from each Subaccount based on the proportion that the value in each Subaccount bears to the total Contract Value. We will also deduct this charge on the Annuity Date, or the date you surrender the Contract.

We will not deduct this fee after annuity payments have begun. We also currently waive deduction of the charge for Contracts whose Contract Value is $50,000 or more on the date of assessment.

Portfolio Management Fees and Expenses

Each portfolio deducts portfolio management fees and expenses from the amounts you have invested in the portfolios through the Subaccounts. You pay these portfolio fees and expenses indirectly. In addition, some portfolios deduct 12b-1 fees at an annual rate of up to 0.XX% of average daily portfolio assets. For 2007, total annual portfolio fees and charges for the portfolios offered through this Contract ranged from 0.XX% to XX% of average daily portfolio assets. See the “Fee Table” in this Prospectus and the prospectuses for the portfolios for more information.

Redemption Fees. A portfolio may assess a redemption fee of up to 2% on Subaccount assets that are redeemed out of the portfolio in connection with a withdrawal or transfer. Each portfolio determines the amount of the redemption fee and when the fee is imposed. The redemption fee is retained by or paid to the portfolio and is not retained by us. The redemption fee will be deducted from your Contract Value. For more information on each portfolio’s redemption fee, see the portfolio prospectus.

Premium Taxes

Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. We are responsible for paying these taxes. If applicable, we will deduct the cost of such taxes from the value of your Contract either:

•	from Purchase Payments as we receive them,

•	from Contract Value upon surrender or partial withdrawal,

•	on the Annuity Date, or

•	upon payment of a death benefit.

See the SAI for a table of premium tax charges by state.

Other Taxes

Currently, no charge is made against the Separate Account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the Separate Account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

Transfers

After the free-look period has expired and before the Annuity Date, you may make transfers from and among the Subaccounts subject to the conditions stated below. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. We may terminate, suspend, or modify the transfer privilege at any time, without notice to you. Transfers under the Contract are subject to the following conditions.

•	You may make an unlimited number of transfers in a Contract year from and among the Subaccounts (subject to the “Policy and Procedures Regarding Disruptive Trading and Market Timing” section below).

•	You may request transfers in writing (in a form we accept), or by telephone. You should send written requests to the Annuity Contact Center.

•

You must transfer at least $100 or your total value in the Subaccount, if it is less than $100. If you request a transfer that would reduce your Contract Value in a Subaccount below $500, we will transfer your Contract’s entire amount in the Subaccount.

•	No transfers may be made within seven (7) calendar days of the date on which we will make the first annuity payment.

•

If you select a variable annuity payout option, you will be limited to investing in a maximum of five (5) Subaccounts after the Annuity Date. You must reduce the number of Subaccounts in which you are invested to five (5) Subaccounts at least seven (7) calendar days before the Annuity Date.

•

We deduct a $25 charge from the amount transferred or from the remaining Contract Value (your choice) for the 13th and each additional transfer in a Contract year. Any unused free transfers do not carry over to the next Contract year. Transfers you make pursuant to the Automatic Asset Rebalancing and Dollar Cost Averaging programs do not count toward your twelve free transfers permitted each Contract year. For more information, see “Fees and Charges.”

•	We consider each written or telephone request to be a single transfer, regardless of the number of Subaccounts involved.

•

We will price complete transfer requests that are received at our Annuity Contact Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete transfer request after the close of regular trading on the NYSE, we will price the transfer request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE.

•	We may terminate, suspend, or modify the transfer privilege at any time, without notice to you.

Automatic Asset Rebalancing Program

If you select the Automatic Asset Rebalancing program (“AAR”), you can instruct us to automatically rebalance your money in the Subaccounts each quarter to reflect your most recent instructions for allocating Purchase Payments. Investment performance will likely cause any allocation percentages you selected to shift. With AAR, we will automatically make transfers among the Subaccounts on the first day of each calendar quarter to bring your Contract back in line with the percentages you most recently provided to us.

For instance, assume you instructed us to put your initial Purchase Payment into 5 Subaccounts in equal proportions (20% in each) on the 31st day, and you selected AAR on your application. Over the next few months, investment performance caused the percentage of your Contract Value in the 5 Subaccounts to change so that the 5 Subaccounts were 10%, 30%, 10%, 30% and 20% of your Contract Value. On the first day of the calendar quarter, we will transfer your money among the Subaccounts so that 20% of your Contract Value is again in each of the 5 Subaccounts.

Transfers under this program are not subject to the $100 minimum transfer limitation. There is no charge for using AAR and we do not charge a transfer fee for asset rebalancing. We do not assess transfer fees on AAR transfers, nor do we count them toward the twelve free transfers permitted each Contract year.

You can start and stop AAR at any time, and you can change your instructions at any time by submitting a request to the Annuity Contact Center. AAR is not available after the Annuity Date. Your AAR instructions are effective on the business day we receive them at the Annuity Contact Center.

We may suspend or modify AAR at any time.

If you have Dollar Cost Averaging in place, the AAR program will exclude your Contract Value being held in the money market Subaccount that is dedicated to the Dollar Cost Averaging program.

Third Party Transfers

If you authorize a third party to transact transfers on your behalf, we will honor their transfer instructions, so long as they comply with our administrative systems, rules and procedures, which we may modify or rescind at any time. However, you may not authorize a registered representative or an agent to transact transfers on your behalf. We take no responsibility for any third party asset allocation program. Please note that any fees and charges assessed for third party asset allocation services are separate and distinct from the Contract fees and charges set forth in this prospectus. We neither recommend nor discourage the use of asset allocation services.

Dollar Cost Averaging Program

Under the dollar cost averaging program, you authorize us to transfer a fixed dollar amount at monthly, quarterly, semi-annual or annual intervals for a one year period from a dedicated money market Subaccount to one or more Subaccounts. You may designate up to eight Subaccounts to receive the transfers. The fixed dollar amount will purchase more Accumulation Units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit may average out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

Dollar cost averaging is only available during the accumulation period. You may cancel your participation in the program at any time.

You may enroll in the dollar cost averaging program at any time by submitting a request to the Annuity Contact Center. We make transfers on the same day of every month as your Issue Date. Transfers under the dollar cost averaging program are not included when we determine the number of free transfers permitted each year. We must receive the request form at least 5 business days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in the money market Subccount dedicated to this program must be at least equal to the amount you designate to be transferred on each transfer date. If on any transfer date the amount remaining in the dedicated money market Subaccount is less than the amount designated to be transferred, the entire balance will be transferred out of the dedicated money market Subaccount and applied pro-rata to the selected Subaccounts and the dollar cost averaging request will expire.

We may suspend or modify this dollar cost averaging program at any time. We do not assess transfer fees on dollar cost averaging transfers.

Telephone Transfers

Your Contract will automatically receive telephone transfer privileges unless you provide other instructions. (In some states you may have to elect telephone transfers.) To make a telephone transfer, you must call the Annuity Contact Center toll-free at 1-800-449-0523, open between 6:30 a.m. and 4:00 p.m. Eastern Time, Monday through Friday. Any telephone transfer requests directed to another number may not be considered received at our Annuity Contact Center.

Please note the following regarding telephone transfers:

•	We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

•	We will employ reasonable procedures to confirm that telephone instructions are genuine.

•

Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

•	If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

We will price any complete telephone transfer request that we receive at the Annuity Contact Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the end of that regular trading session of the NYSE. We cannot guarantee that telephone transfer transactions will always be available. For example, our Annuity Contact Center may be closed during severe weather emergencies or there may be interruptions in telephone service or problems with computer systems that are beyond our control. Outages or slowdowns may prevent or delay our receipt of your request. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

The corresponding portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the NYSE (usually, 4:00 p.m. Eastern Time), which coincides with the end of each Valuation Period. Therefore, we will price any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open for regular trading, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

We reserve the right to terminate, suspend, or the transfer privileges (including the telephone transfer facility) at any time, for any class of Contracts, for any reason, without notice to you.

Policy and Procedures Regarding Disruptive Trading and Market Timing

Statement of Policy. This Contract is not designed for use by organizations or individuals engaged in market timing or for use by investors who make frequent transfers, programmed transfers, transfers into and then out of a Subaccount in a short period of time, or transfers of large amounts at one time (“Disruptive Trading”).

Market timing and other kinds of Disruptive Trading can increase your investment risks and have harmful effects for you, for other Contract owners, for the underlying portfolios, and for other persons who have material rights under the Contracts, such as insureds and beneficiaries. These risks and harmful effects include:

•

dilution of the interests of long-term investors in a Subaccount if market timers manage to transfer into an underlying portfolio at prices that are below the true value or to transfer out of the underlying portfolio at prices that are above the true value of the underlying portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

•	reduced investment performance due to adverse effects on portfolio management by:

•	impeding a portfolio manager’s ability to sustain an investment objective;

•	causing the underlying portfolio to maintain a higher level of cash than would otherwise be the case;

•	causing an underlying portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying portfolio; and

•	increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Contract owners invested in those Subaccounts, not just those making the transfers.

Policy Against Disruptive Trading. We have adopted policies and procedures that are intended to detect and deter market timing and other forms of Disruptive Trading. We do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these policies and procedures. Do not invest with us if you intend to conduct market timing or potentially Disruptive Trading.

For these purposes, we do not include transfers made pursuant to Dollar Cost Averaging or Automatic Asset Rebalancing.

Detection. We monitor the transfer activities of owners in order to detect market timing and other forms of Disruptive Trading activity. However, despite our monitoring we may not be able to detect or halt all Disruptive Trading activity. Our ability to detect Disruptive Trading may be limited by operational or technological systems, as well as by our ability to predict strategies employed by market timers to avoid detection. As a result, despite our efforts, there is no assurance that we will be able to identify and curtail all Disruptive Trading by such Contract owners or intermediaries acting on their behalf.

In addition, because other insurance companies (and retirement plans) with different market timing policies and procedures may invest in the underlying portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying portfolio will not suffer harm from Disruptive Trading in the Subaccounts of variable products issued by these other insurance companies (or retirement plans) that invest in the underlying portfolios.

As a result, to the extent we are not able to detect Disruptive Trading activity, or other insurance companies (or retirement plans) fail to detect such activity, it is possible that a market timer may be able to engage in Disruptive Trading transactions that may interfere with underlying portfolio management and cause you to experience detrimental effects such as increased costs, lower performance and a dilution of your interest in an underlying portfolio.

Deterrence. We impose limits on transfer activity within the Contract in order to deter Disruptive Trading.

We will accept the following transfers only if the order is sent to us with an original signature and by first class U.S. Mail:

•	[add portfolio specific restrictions].

If you send a transfer request in excess of these restrictions by any other method (such as fax, phone, or overnight mail), we will not honor your request.

If we identify suspicious transfer activity, we will advise you in writing that we are monitoring your transfer activity and that we will impose restrictions if we identify a pattern of Disruptive Trading activity. If we identify such a pattern as a result of continued monitoring, we will notify you in writing that all future transfers must be requested through first class U.S. Mail. This means that we would accept only written transfer requests with an original signature transmitted to us only by first class U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

To further deter any market timing and Disruptive Trading activities, we may at any time and without prior notice:

•	terminate all telephone, website, email or fax transfer privileges;

•	limit the total number of transfers;

•	place further limits on the dollar amount that may be transferred;

•	require a minimum period of time between transfers; or

•	refuse transfer requests from intermediaries acting on behalf of you.

Our ability to impose these restrictions in order to discourage market timing and other forms of Disruptive Trading may be limited by the provisions of your Contract. As a result, to the extent the provisions of your Contract limit our actions, some Contract owners may be able to market time through the Contract, while others would bear the harm associated with the timing.

We reserve the right to reject any Purchase Payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying portfolio’s operations, or (2) if an underlying portfolio would reject or has rejected our purchase order, or has instructed us not to allow that purchase or transfer, or (3) you have a history of large or frequent transfers. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. We also reserve the right to reverse a potentially harmful transfer if an underlying portfolio refuses or reverses our order; in such instances some Contract owners may be treated differently than others. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your Contract to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•	expressly limit the number, size or frequency of transfers in a given period (except for certain Subaccounts listed above where transfers that exceed a certain size are prohibited); or

•	allow a certain number of transfers in a given period.

Redemption fees, other transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other forms of Disruptive Trading and in preventing or limiting harm from such trading.

We may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other Disruptive Trading if we discover that our current procedures do not adequately curtail such activity, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent transfer activity among the underlying portfolios under the Contract. The actions we take will be based on policies and procedures that we apply uniformly to all Contract owners.

Underlying Portfolio Frequent Trading Policies. The underlying portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying portfolios describe any such policies and procedures. The frequent trading policies and procedures of one underlying portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of another underlying portfolio and the policies and procedures we have adopted for the Contract to discourage market timing and other programmed, large, frequent, or short-term transfers.

You should be aware that, upon written request by a Fund or its designee, we are required to provide the Fund with information about you and your trading activities in and out of one or more portfolios of the Fund. In addition, a Fund may require us to restrict or prohibit your purchases and exchanges of shares of a specified portfolio if the Fund identifies you as violating the frequent trading policies established for that portfolio.

Omnibus Order. Contract owners and other persons with material rights under the Contract also should be aware that the purchase and redemption orders received by the underlying portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying portfolios. In addition, if an underlying portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the underlying portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Surrender and Partial Withdrawals

Surrender

At any time before the Annuity Date, you may make a written request to surrender your Contract for its cash value as calculated at the end of the business day when we receive your request at the Annuity Contact Center, unless you specify a later business day in your request. You should send your written request to the Annuity Contact Center. The cash value is the amount we pay when you surrender your Contract.

The cash value on any business day equals:

•	the Contract Value as of such date; minus

•	any surrender charge as of such date; minus

•	a pro-rata portion of the Monthly Mortality and Expense Risk Charge; minus

•	any premium taxes not previously deducted; and minus

•	the Records Maintenance Charge unless waived.

Surrender Conditions:

•        You must make your surrender request in writing.

•        Your written surrender request must contain your signature.

•        You should send your written request to the Annuity Contact Center.

•        A surrender is effective as of the business day when we receive your written request, unless you request otherwise.

•        You will incur a surrender charge if you surrender the Contract during the first 7 Contract years after the Issue Date. See the “Fees and Charges” section of this prospectus for more information.

•        Once you surrender your Contract, all coverage and other benefits under it cease and cannot be reinstated.

•        We will pay you the cash value in a lump sum within seven calendar days unless you request payment under an annuity option.

We will price complete surrender requests that we receive from you at our Annuity Contact Center before the NYSE closes for regular trading (usually 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete surrender request after the close of regular trading on the NYSE, we will price your surrender request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE.

Surrendering the Contract may have adverse tax consequences, including a penalty tax. See “Federal Tax Consequences.”

Partial Withdrawals

Before the Annuity Date, you may request a withdrawal of part of your cash value subject to certain conditions. Partial withdrawals may have adverse tax consequences, including a penalty tax. See “Federal Tax Consequences.”

Partial Withdrawal Conditions:

•        You must make your partial withdrawal request in writing.

•        Your written partial withdrawal request must contain your signature.

•        You should send your written request to the Annuity Contact Center.

•        You must request at least $100. However, you may request less than $100 if you specify a Subaccount that contains less than $100 in Contract Value.

•        You may not make a partial withdrawal if the withdrawal plus the surrender charge would cause the Contract Value to fall below $500.

•        You may incur surrender charges.

•        You can specify the Subaccount(s) from which to make the partial withdrawal, otherwise we will deduct the amount from the Subaccounts on a pro-rata basis (that is, according to the percentage of Contract Value contained in each Subaccount).

•        We will price complete partial withdrawal requests that we receive from you at our Annuity Contact Center before the NYSE closes for regular trading (usually 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete partial withdrawal request after the close of regular trading on the NYSE, we will price your surrender request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE.

•        We will reduce your Contract Value by the amount of the withdrawal you requested plus any surrender charge.

•        We generally will pay a completed partial withdrawal request within seven calendar days after the business day when we receive the request.

Remember, any partial withdrawal you take will reduce your Contract Value, and will proportionally reduce the death benefit by the amount of the withdrawals plus any charges. See “Death Benefits.”

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

See “Surrender Charges” for an explanation of the surrender charges that may apply.

Systematic Withdrawal Plan

After your first Contract year, you can elect to receive regular payments from your Contract Value during the accumulation period. You may terminate the systematic withdrawal plan at any time.

Systematic Withdrawal Plan Conditions:

•       You must complete an enrollment form and send it to the Annuity Contact Center.

•       You instruct us to withdraw selected amounts from any of the Subaccounts.

•       We will make these withdrawals on a monthly basis.

•       You must withdraw at least $100.

•       You must have a minimum balance at least equal to the amount you want to withdraw.

•       We will deduct a surrender charge from any amount you withdraw in excess of your free withdrawal amount.

•       You may not take a systematic withdrawal if the withdrawal plus the surrender charge would cause the Contract Value to fall below $500.

Income taxes and tax penalties may apply to the amount withdrawn. We may suspend, modify or terminate the systematic withdrawal plan at any time.

The Annuity Period

The Annuity Date

The Annuity Date is the day that the annuity period begins under the annuity option you have selected. If you own a Contract that is not a qualified Contract, you must select the Annuity Date on which you will begin to receive annuity payments. The Annuity Date can be no later than the Final Annuity Date (the Contract anniversary when the oldest Annuitant is age 91).

In the case of an IRA that satisfies Tax Code section 408, the Annuity Date must be no later than April 1 of the calendar year following the year in which you reach age 70 1/2 and the payment must be made in a specified form or manner. Roth IRAs under section 408A of the Tax Code do not require distributions at any time prior to your death; the Annuity Date for Roth IRAs can be no later than the Final Annuity Date.

Annuity Options

You must chose an annuity option on or before the Annuity Date. The annuity option you select will affect the dollar amount of each annuity payment you receive. You may select or change your annuity option on or before the Annuity Date while the Annuitant is living by sending a written request signed by you and/or your beneficiary, as appropriate, to our Home Office. You may choose one of the annuity options described below or any other annuity option being offered by us as of the Annuity Date. We currently offer three variable annuity options and two fixed annuity options. Once you have selected an annuity option, you may not change that election with respect to any Annuitant if annuity payments have begun.

The first monthly annuity payment is based on the Contract Value at the end of the business day immediately before the first annuity payment is made. The Contract Value is reduced by an surrender charges, records maintenance charge, a pro-rata share of the Monthly Mortality and Expense Risk Charge and any premium taxes that apply.

If you chose a variable annuity option, your Contract will continue to participate in the Separate Account after the Annuity Date, and will continue to reflect the investment performance of the Subaccounts. Your Contract Value will be allocated among the Subaccounts in accordance with the allocations in place on the seventh (7th) calendar day before the first annuity payment is made. However, you will be limited to investing in a maximum of five (5) Subaccounts after the Annuity Date. Therefore, you must reduce the number of Subaccounts in which you are invested to five (5) Subaccounts at least seven (7) calendar days before we pay you the first annuity payment. After variable annuity payments have begun, you may change your Subaccount allocations once every twelve month period from the Annuity Date by sending us a written notice, as described below.

Transfers During the Variable Annuity Period

If a variable annuity option is chosen, the Annuitant or payee may make transfers among the Subaccounts if:

•        The Annuitant or payee sends us a written notice in a form satisfactory to us;

•        Only one transfer may be taken during each twelve month period after the Annuity Date;

•        We must receive notice of such transfer at least thirty days before the effective date of the transfer;

•        An Annuitant or payee may not have more than five (5) Subaccounts before or after any transfer;

•        Each transfer from a Subaccount must equal at least $1,000; and

•        At least $1,000 must remain in the Subaccount after the transfer is made.

We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer privileges.

Annuity Payment Options. You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. If you do not specify the frequency of payment, we will pay you monthly. The first payment under any option will be made on the day of the month you request (subject to our agreement) and will begin in the month immediately following the Annuity Date. We will make subsequent payments on the same day of each subsequent period in accordance with the payment interval and annuity option you select.

If you do not select an annuity option by the Final Annuity Date, we will apply the Contract Value under Variable Annuity Option 4, Life Income with a 10 year guarantee period, as described below.

A beneficiary may have the death benefit paid as an annuity under one of the annuity options. If Annuity Option 1, 2, 4 or 5 is selected, the guaranteed period cannot exceed the beneficiary’s life expectancy.

If you apply your total Contract Value to one of the Annuity Options, you must surrender your Certificate to us. We will issue a supplementary agreement to you to reflect the Annuity Option you select.

Determining the Amount of Your Annuity Payment

On the Annuity Date, we will use the cash value to calculate your first annuity payment under the annuity option you select. Cash value is your Contract Value minus any applicable surrender charges, minus a pro-rata portion of the Monthly Mortality and Expense Risk Charge, minus the Records Maintenance Charge (unless waived), and minus any premium taxes not previously deducted.

The minimum annuity payment we pay must be at least $50 per payment.

For qualified Contracts, distributions must satisfy certain requirements specified in the U.S. Federal Tax Code.

Fixed Annuity Payments

Fixed annuity payments are periodic payments that we make to the Annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

The amount of each fixed annuity payment depends on:

•        the form and duration of the annuity option you choose;

•        the age of the annuitant;

•        the sex of the annuitant (if applicable);

•        the amount of your cash value on the Annuity Date; and

•        the applicable guaranteed annuity tables in the Contract.

Description of Fixed Annuity Option

Fixed Annuity Option 1 – 10 Years Certain and Individual Life. We will make monthly payments for 10 years, or for as long as the Annuitant lives. If upon the death of the Annuitant, payments have been made for less than 10 years, the remaining payments will be made to the beneficiary.

Fixed Annuity Option 2 – 10 Years Certain and Joint and Survivor Life. We will pay monthly payments for 10 years, or while both Annuitants are alive. Upon the death of either Annuity, we will continue to pay the surviving Annuitant a percentage of the original monthly payment. The percentage payable to the surviving Annuitant must be selected at the time the annuity option is chosen. The percentages available are 50%, 66 2/3%, 75% or 100%. If upon the death of both Annuitants payments have been made for less than 10 years, the remaining payments will be made to the Beneficiary.

Variable Annuity Payments

Variable annuity payments are also periodic payments that we make to the Annuitant. Unlike fixed annuity payments, the amount of the variable annuity payments varies with the investment performance of the Subaccounts in which you are invested.

The amount of each variable annuity payment depends on:

•        the form and duration of the annuity option you choose;

•        the age of the Annuitant;

•        the sex of the Annuitant (if applicable);

•        the amount of your cash value on the Annuity Date;

•        the investment performance of the Subaccounts;

•        the deduction of an interest factor to offset the effects of the assumed interest rate of 2.5%; and

•        the applicable guaranteed annuity tables in the Contract.

If you choose a variable annuity payout, we will deduct a daily mortality and expense risk charge from your net assets in the subaccounts as part of the calculation of the annuity unit value. The amount of the charge will be set at the same level as the last Monthly Mortality and Expense Risk Charge assessed and will never exceed 1.25% annually of the daily average net assets in the Subaccounts.

The assumed interest rate under the Contract is 2.5% annually. If the net investment performance of the Subaccounts you invest in is greater than this assumed interest rate, your variable annuity payments will increase. If the performance falls below this assumed interest rate, your variable annuity payments will decline. The selected Subaccounts’ performance must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the administration charge) in order to avoid a decrease in variable annuity payments. This means that assuming Separate Account charges of 1.40% annually, each month a portfolio’s annualized investment return must be at least 3.90% in order for payments with a 2.5% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.

Description of Variable Annuity Options

Option 3 – Life Income.* We will make monthly payments for the lifetime of the payee. When the payee dies, we will stop making monthly payments, with the last payment due prior to the payee’s death.

Option 4 – Life Income with a Guarantee Period. We will make monthly payments for the payees’s lifetime, with the guarantee that we will make payments for at least 5 years. You may select either a 5, 10, 15 or 20 year guarantee period.

On the death of the payee on or after the Annuity Date, we will pay any remaining guaranteed payments to the beneficiary.

Current fixed annuity rates will be used if they produce greater payments than those guaranteed under Option 4.

For qualified Contracts, the period selected cannot be longer than the owner’s life expectancy, in order to satisfy minimum required distribution rules.

Option 5 – Joint and Survivor Life Annuity.* We will make full monthly annuity payments so long as two payees are alive. After the death of one of the payees, we will continue to make payments for the lifetime of the surviving payee, although the amount of the payment will be a percentage of the original monthly payment. The percentage must be selected at the time the annuity option is chosen, and the available percentages are 50%, 66 2/3%, 75%, and 100%. We will stop making monthly payments with the last payment due before the last surviving payee’s death.

The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the Annuitant’s age (and if applicable, sex or adjusted age).

We may make other annuity options available.

*	It is possible under this option to receive only one annuity payment if the Annuitant dies (or Annuitants die) before the due date of the second payment or to receive only two annuity payments if the Annuitant dies (or Annuitants die) before the due date of the third payment, and so on.

Payments Upon Death of Payee

When the payee dies, if the beneficiary is a natural person, we will automatically continue to pay any unpaid installments for the remainder of the elected period under Option 1 or Option 4 to the beneficiary. If Option 4 is selected, upon written request, we will pay a commuted value of the remaining payments. The commuted value will be based upon a minimum interest rate of not less than 1.0%. The commuted value of any variable installments will be determined by applying the Annuity Unit Value next determined following our receipt of due poof of death.

Guaranteed Annuity Tables

The guaranteed annuity tables in the Contract are based on a minimum guaranteed interest rate of 1.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.

We assume, for purposes of determining the annuity payments, that the starting mortality table is the “Annuity 2000 Valuation Table” developed by the U.S. Society of Actuaries projected with mortality improvement to the year 2020. In addition, we also assume generational mortality improvement thereafter. The improvement scale in both instances is projected using 100% Projection Scale G for male and 50% Projection Scale G for female. The annuity payments calculated on this basis would also be subject to a 1-year setback every 10 years. In other words, 10 years from now a person aged 65 would receive annuity payments for a person aged 64 today.

The adjusted age of the Annuitant is determined by calculating the age at the nearest birthday of the Annuitant on the Annuity Date and subtracting a number that depends on the year in which the Annuity Date belongs:

Annuity Date	Adjusted Age is Age Minus
Before 2001	0 Years
2001 to 2010	1 Year
2011 to 2020	2 Years
2021 to 2030	3 Years
2031 to 2040	4 Years
After 2040	5 Years

The guaranteed variable annuity tables in your Contract show the minimum dollar amount of the first monthly payment for each $1,000 applied under the variable annuity payout options— Option 3, Option 4, and Option 5. Under Option 3 or Option 4, the amount of each payment will depend upon the adjusted age and sex of the Annuitant at the time we are due to pay the first payment. Under Option 5, the amount of each payment will depend upon the sex of both Annuitants and their adjusted ages at the time we are due to pay the first payment. We may also make available variable annuity payout options based on assumed investment rates other then 2.5%.

Death Benefit Before the Annuity Date

Only one death benefit will be payable under this Contract. Upon payment of the death benefit proceeds, the Contract will terminate.

We will pay the death benefit proceeds to the beneficiary if any of the following occurs during the accumulation period:

•	the owner or any joint owner dies, or

•

any Annuitant dies. However, if a Contingent Annuitant is named and survives the Annuitant, the death of the Contingent Annuitant but only if (i) no owner or joint owner is a non-natural person and (ii) the Annuitant is not an owner or a joint owner.

We must receive due proof of death of the deceased. This due proof of death must be a certified copy of the death certificate, a certified copy from a court of competent jurisdiction as to the finding of death, a written statement by the medical doctor who attended the deceased owner at the time of death, or any other poof satisfactory to us.

If the beneficiary dies before the owner or Annuitant and there is no contingent beneficiary, we will pay the death benefit to the owner or the owner’s estate.

If any owner is a non-natural person, then the death of any Annuitant will be treated as the death of an owner.

Take care when naming owners, Annuitants and beneficiaries. Your choices may impact the amount of the death benefit payable under the Contract.

[Add statement about tax implications of paying death benefit to beneficiary living overseas.]

Death Benefit

If the last surviving Annuitant (or an owner who is an Annuitant) dies before his or her 91st birthday, the death benefit equals the greater of:

The Death Benefit equals:

•        101% of Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method at the Annuity Contact Center; or

•        All Purchase Payment made, less any withdrawals (including surrender charges).

In all other cases (including the death of an owner who is not an Annuitant), the death benefit equals the Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method. Such other cases include the death of an Annuitant who has attained his or her 91st birthday.

In determining the death benefit, we will also subtract any applicable Monthly Mortality and Expense Risk Charge, and any applicable premium and withholding taxes not previously deducted.

Distribution of Death Benefit Proceeds

If a death benefit is payable before the Annuity Date, we will pay the death benefit in a lump sum, unless we consent to another arrangement within 60 days of receiving due proof of death.

Instead of a lump sum payment, the beneficiary may elect to have the death benefit distributed under one of the Annuity Options available under the Contract. If the beneficiary selects Options 1,2 , 4 or 5, the guaranteed period over which payments are made may not exceed the beneficiary’s life expectancy. If Option 3 (Life Annuity) is selected, the payments will be based upon the life expectancy of the beneficiary as required by the Tax Code. The beneficiary must make this election within 60 days of the time we receive due proof of death, and the distribution must begin within one year of the date of death.

In all events, death benefit distributions will be made from a non-qualified Contract in accordance with Section 72(s) or Section 401(a)(9) of the Tax Code.

If any owner dies before the Annuity Date, the death benefit must be distributed to the beneficiaries within five years after the date of death or distributed over the life (or period not exceeding the life expectancy) of the beneficiary, provided that such distributions begin within one year of the owner’s death. A new settlement agreement will be drawn up and the original Contract will terminate. The payments under this agreement will be fixed and guaranteed. If you have named two or more beneficiaries, then the provisions of this section shall apply independently to each beneficiary.

If the primary beneficiary is the surviving spouse of the deceased owner, the spouse may elect to continue the Contract (in lieu of receiving the death benefit) with the surviving spouse as the successor owner. The surviving spouse shall become the Annuitant if no Annuitant or Contingent Annuitant is living at the time of the owner’s death. On the death of the surviving spouse, we will pay a death benefit.

If an owner is a non-natural person, then each Annuitant will be treated as an owner for purposes of distributing the death benefit, and any death of an Annuitant will be treated as the death of the owner for purposes of these requirements. Moreover, if an Annuitant is also an owner, then the death of such Annuitant will also be treated as the death of an owner.

Multiple Beneficiaries. If a death benefit is owed to more than one primary beneficiary or contingent beneficiary, we may delay payment of the death benefit proceeds until we have received the necessary instructions from each primary or contingent beneficiary. Each primary or contingent beneficiary will bear the investment risk (i.e., receive any gains or bear any losses) on investments held in the Subaccounts until the payment of the death benefit.

Death Benefit On or After the Annuity Date

If an Annuitant dies on or after the Annuity Date, we will pay any remaining guaranteed payments to the beneficiary as provided in the annuity option selected. If an owner who is not the Annuitant dies while an Annuitant is still living, we will continue to pay the income payments for the Annuitant’s lifetime in the same manner as before such owner’s death.

Investment Performance of the Subaccounts

The Company periodically advertises performance of the Subaccounts and portfolios. We may disclose at least four different kinds of performance.

First, we may disclose standard total return figures for the Subaccounts that reflect the deduction of all charges under the Contract, including the mortality and expense charge, any charge for optional benefits, the annual records maintenance charge and the surrender charge. These figures are based on the actual historical performance of the Subaccounts since their inception.

Second, we may disclose total return figures on a non-standard basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be reduced by the surrender charge or by charges for optional benefits currently assessed under the Contract. We will only disclose non-standard performance data if it is accompanied by standard total return data.

Third, we may present historic performance data for the portfolios since their inception reduced by all fees and charges under the Contract, although we may not deduct the surrender charge or the charges for optional benefits in some cases. Such adjusted historic performance includes data that precedes the inception dates of the Subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

Fourth, we may include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may provide illustrations of hypothetical Contract expenses and values during the accumulation period, based on hypothetical rates of return that are not guaranteed.

For a sample of the performance of the Subaccounts and portfolios that we may advertise, see the SAI.

U.S. Federal Tax Considerations

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent U.S. tax adviser. No attempt is made to consider any applicable U.S. state tax or other local tax laws. In addition, depending on the foreign jurisdiction you are temporarily residing in, you may be subject to taxes in that jurisdiction as a result of your purchasing and owning a Contract. Other than the discussion below relating to the United Kingdom, no attempt has been made to discuss any potentially applicable foreign tax laws. Nor has any attempt been made to discuss any potentially relevant tax treaties the U.S. may have with any foreign jurisdiction, including any treaties the U.S. has with the United Kingdom. If you are concerned about any foreign tax laws or the implications of any tax treaties the U.S. may have with any foreign jurisdiction, you should consult a tax adviser knowledgeable in such tax laws or treaties.

We believe that our Contracts will qualify as annuity contracts for U.S. Federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the U.S. Federal tax status of the Contract can be found in the SAI under the heading “U.S. Tax Status of the Contracts.” You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover or by calling 1-800-449-0523.

When you invest in an annuity contract, you usually do not pay U.S. Federal taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

If you invest in a variable annuity as part of an IRA, Roth IRA, SIMPLE IRA or SEP IRA program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.

We believe that if you are a natural person you will not be taxed on increases in the Contract Value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract’s accumulation value generally will be treated as a distribution.) When annuity payments begin on a Non-Qualified Contract, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the Annuitant reaches age 59 1/2, dies or is disabled, otherwise a tax penalty of ten percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

U.S. Taxation of Non-Qualified Contracts

Non-Natural Person. If a non-natural person (such as a corporation or a trust) owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner’s investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Contract, there may be imposed a Federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 1/2;

•	made on or after the death of an Owner;

•	attributable to the taxpayer’s becoming disabled; or

•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. Additional exceptions apply to distributions from a Qualified Contract. You should consult a U.S. Federal tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the annuity option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to U.S. Federal tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under an annuity option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant or payee other than an owner, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain U.S. tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s U.S. Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

Separate Account Charges. It is possible that the IRS may take a position that rider charges are deemed to be taxable distributions to you. Although we do not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax adviser prior to selecting any rider or endorsement under the Contract.

Further Information. We believe that the Contracts will qualify as annuity contracts for U.S. Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading “U.S. Tax Status of the Contracts.”

U.S. Taxation of Qualified Contracts

The U.S. Federal tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse U.S. tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Annuities, (IRAs), as defined in Section 408 of the Tax Code, permit individuals to make annual contributions of up to the lesser of $4,000 for 2007 ($5,000 if age 50 or older by the end of 2007) or 100% of the compensation included in your income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain pension plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The IRS has reviewed the Contract and its traditional IRA and SIMPLE IRA riders and has issued an opinion letter approving the form of the Contract and the riders for use as a traditional IRA and a SIMPLE IRA.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of Tax Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to a limit specified in Tax Code (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of the employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed by the U.S. as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Tax Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA up to a limit specified in Tax Code or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same.

SEP IRAs, as described in Tax Code section 408(k), permit employers to make contributions to IRAs on behalf of their employees. SEP IRAs generally are subject to the same U.S. tax rules and limitations regarding distributions as IRAs, and they are subject to additional requirements regarding plan participation and limits on contributions.

Other U.S. Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should consult a tax adviser for more information about these distribution rules.

Distributions from Qualified Contracts generally are subject to withholding for the Owner’s U.S. Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

Company U.S. Taxes

At the present time, we make no charge for any U.S. Federal, state or local taxes (other than the charge for U.S. state and local premium taxes) that we incur that may be attributable to the Subaccounts (that is, the Subaccounts) of the Separate Account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the U.S. Federal, state or local tax laws that we determine is attributable to the Subaccounts of the Separate Account or the Contracts.

Under current laws in several U.S. states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

U.S. Federal Estate Taxes

While no attempt is being made to discuss the U.S. Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. You should consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, Tax Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under Tax Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a U.S. life insurance company is U.S.-source income that is generally subject to U.S. Federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers who are not U.S. citizens are advised to consult with a qualified tax adviser regarding U.S. Federal, state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under U.S. Federal tax law.

Possible U.S. Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the U.S. tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable U.S. tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract under U.S. (or any other country’s) laws and do not intend the above discussion as tax advice.

United Kingdom (“U.K.”) Tax Considerations

The following discussion is general in nature and reflects legislation and practice as of the date of this prospectus. This discussion is not intended to constitute tax advice. Each individual should consult a competent UK tax adviser before acquiring a Contract. In particular, please note that this product is designed only for individuals who are temporarily resident in the UK. It is not designed for individuals who will be resident in the UK when a “chargeable event” occurs (see discussion of “chargeable events” below).

UK Tax Concepts

The UK tax treatment of individuals depends on their place of residence, ordinary residence and domicile. These terms are briefly explained below. The rules for determining residence, ordinary residence and domicile are complex, so it is recommended that you consult a UK tax adviser to confirm your status. The following comments are intended only as a broad guide to the UK legislation and practice as currently applicable to non-residents who come to the UK. It is important to note that some of the practice applied by HM Revenue and Customs (“HMRC”) is concessionary and therefore can be withdrawn or changed without legislation. It is also important to note that the law of domicile and residence is currently the subject of a review by the UK government, and legislative changes are expected in 2008.

To be regarded as resident in the UK, you must normally be physically present in the UK at some time in the tax year, and you will be treated as resident in the UK if you are in the UK for 183 days or more in any tax year. You will also be treated as resident in the UK from the moment of arrival if you intend to remain in the UK for at least two years.

If you are resident in the UK year after year, you are treated as ordinarily resident there. It is assumed for the purposes of this discussion of UK tax issues that you will be UK resident either at the time of or after acquiring the Contract.

Broadly, you are domiciled in the country where you have your permanent home or intend to settle. Domicile is distinct from nationality or residence. You can only have one domicile at any given time.

Becoming Non-Resident

Leaving the UK. Once you have become resident/ordinarily resident in the UK, you can become non-resident/not ordinarily resident by leaving the UK, but the circumstances of departure will be relevant.

If you leave the UK to work full-time abroad under a contract of employment, you are treated as not resident and not ordinarily resident from the day you leave until the day you return if you meet all the following conditions:

•	your absence from the UK and your employment abroad both last for at least a whole tax year,

•	during your absence, any visits you make to the UK are

•	total less than 183 days in any tax year, and

•	average less than 91 days a tax year. (The average is taken over the period of absence up to a maximum of four years).

If you go abroad permanently, you will be treated as remaining resident and ordinarily resident if your visits to the UK average 91 days or more a year, but otherwise will become non UK resident after a full tax year has passed without you visiting the UK. You should note that your tax treatment after leaving the UK will depend on the type of income or capital gains you receive.

Domicile

Domicile is a general law concept and the rules are complicated. Generally, you are domiciled in the country (or state in the U.S.) where you have your permanent home or where you intend to settle. Domicile is distinct from nationality or residence. You can only have one domicile at any given time.

You normally acquire a domicile of origin from your father when you are born. It need not be the country/state in which you are born. Until you have the legal capacity to change it, your domicile will follow that of the person on whom you are legally dependent. If the domicile of that person changes, you automatically acquire the same domicile (a domicile of dependency), in place of your domicile of origin.

You have the legal capacity to acquire a new domicile (a domicile of choice) when you reach age 16. To do so, you must broadly leave your current country/state of domicile and settle in another country/state. You need to provide strong evidence that you intend to live there permanently or indefinitely. Living in another country/state for a long time, although an important factor, is not enough in itself to prove you have acquired a new domicile.

For inheritance tax purposes, the definition of domicile is extended so that an individual will be UK domiciled if he was domiciled in the UK at any time during the preceding three years or if he was resident for not less than 17 of the 20 preceding tax years. The question of whether an individual is domiciled in the UK or abroad for the purposes of inheritance tax is also determined by any relevant estate duty treaties. The UK:U.S. treaty provides that generally, where a U.S. national would be domiciled in both countries under general law, he will remain U.S. domiciled until he has been resident in the UK for more than seven out of ten tax years.

UK Taxation

Provided that you and any beneficiary of the Contract are non-UK resident and non-UK domiciled at the time of a “chargeable event” occurring (see further below), there should be no UK tax consequences of the Contract for you. If you are UK resident but non-UK domiciled at the time of a lifetime chargeable event, you may be subject to UK income tax in respect of the annuity or the proceeds arising from surrenders or transfers, however, tax should only arise to the extent that the annuity or proceeds are remitted to or otherwise received in the UK. If no remittances are made, no UK tax should be due if you are non-UK domiciled The rules for remittances are complex and you should consult your UK tax adviser.

The UK taxing provisions described below impose a charge to income tax in specified circumstances: the surrender (or partial surrender) of rights under the Contract; the transfer of the whole or part of the rights under the Contract and death. These are called “chargeable events”. The rates of income tax which are currently in force are a lower rate of tax at 20%, the basic rate of tax at 22% and the higher rate of tax at 40%. It is likely that most if not all Contract Owners would be subject to tax at the higher rate at the time of entering into the Contract.

The following section outlines the possible consequences if you are either UK resident or UK domiciled at the time of a chargeable event occurring.

Roll-up

As the underlying assets are all owned by the Company, the Contract Owner will not suffer UK income tax or UK capital gains liability on account of income produced by the underlying assets or when assets are bought or sold by the Company or switched by the individual, as these would not be “chargeable events” for the individual Contract Owner.

Chargeable Events – General.

The general effect of the UK rules is that an individual is only liable to income tax in respect of a chargeable event at the higher rate of income tax. He is deemed to have suffered tax at the lower rate so that an individual is treated as receiving a notional tax credit equivalent to tax at the lower rate and is only liable to tax at the excess of the higher rate over the lower rate (i.e. 20%). However this notional tax credit does not apply to policies issued by a non-UK insurance company and you may be liable to income tax at the higher rate without the benefit of a notional tax credit which would be available if the Contract were issued by a UK resident insurance company. Consequently, if you anticipate being UK resident at the time a chargeable event occurs, you may wish to consider with your tax adviser whether you would be in a better tax position if you took out a qualifying policy issued by a UK resident company.

You may be liable to UK income tax in the case of a “chargeable event” if you are UK resident in the tax year in which that event occurs and

•	you beneficially own the rights under the Contract

•	the rights under the Contract are held on non-charitable trusts which you created, or

•	the rights under the Contract are held as security for a debt owed by you to any person.

Chargeable Event – Surrenders (includes withdrawals).

The cash value received by you on surrender (or partial surrender) of your rights under the Contract would be treated as income for tax purposes and the amount charged to income tax would be the excess of the cash value received plus “any relevant capital payments” previously received over the aggregate Purchase Payments paid at the time of the surrender. A “relevant capital payment” is the amount of any cash value previously paid to you under the Contract.

Chargeable Event – Transfers.

The proceeds received by you from the transfer of the whole or part of your rights under the Contract would be treated as income and the amount charged to income tax would be the excess of those proceeds over the amount of the Purchase Payments paid at the time of the transfer.

Annuity Payments.

An annuity payment is treated for UK tax purposes as containing a capital element and a revenue element. The Contract Owner who receives such payment will be exempt from tax for the part of the payment representing the capital element. The calculation of this element depends on the terms of the annuity. Where the amount of the annuity payment depends solely on the duration of a human life or lives, a constant proportion of each payment is treated as capital and is exempt.

The allocation of annuity payments between capital and income is made actuarially by HMRC, by reference to mortality tables which are prescribed by regulation. An appeal may be made against the allocation made by HMRC as between capital and income.

Chargeable Event – Death.

Death of the owner would be a chargeable event. On death of the owner, a surviving Annuitant would be subject to tax on the annuity payments received as explained above. If there is no surviving Annuitant, a beneficiary would be charged to income tax on the excess of the death benefit paid over the Purchase Payments made prior to death. If a payment under this Contract is due to the estate of the owner, Annuitant or beneficiary, the amount subject to income tax would be the excess of the payment made over the Purchase Payments paid prior to death.

Inheritance tax (IHT) will only be relevant in relation to the Contract if the owner is UK domiciled. If this is the case, the IHT treatment will depend on who the Annuitant or beneficiary of the Contract is. If the owner is also the Annuitant and there is no beneficiary, then the sum assured is likely to fall within the owner’s estate and hence be chargeable to IHT, subject to other IHT exemptions and the value of the estate. Any income tax payable by the estate would reduce its value for IHT purposes. If on death of the owner, the death benefit is due to a beneficiary and the owner was UK domiciled at the time of making the Purchase Payments, then premiums paid in the seven years prior to death would potentially be subject to IHT.

Further Information/Potential Risk Factors – Personal Portfolio Bond.

Personal portfolio bonds are subject to an annual tax charge in some circumstances where the property that determines the benefits can be selected by the Contract Owner. This charge does not apply to “managed portfolio bonds” i.e. those that do not allow “personalisation” by restricting the Contract investment to certain choices of pooled assets generally available to all Contract Owners. The pooled assets referred to, which fall outside the scope of personal portfolio bonds, include amongst other forms of property, interests in foreign collective investment schemes. You should consult your UK tax adviser about the rules for personal portfolio bonds before you acquire the Contract but it is assumed for the purposes of this discussion of UK tax issues that the Contract is not a personal portfolio bond on the grounds that the funds invested in should qualify as a “collective investment scheme” under UK law.

Additional Information

When We Will Make Payments

During the accumulation period, we will usually pay the amounts of any surrender, partial withdrawal, or death benefit payment within seven calendar days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death. However, we may suspend or postpone payments during any period when:

•	the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC;

•	the SEC permits, by an order, the postponement for the protection of owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of a surrender, withdrawals, or death benefit proceeds, or payments under a settlement option until we have assured ourselves that the check or draft has been honored.

If mandated under applicable law, we may be required to reject a Purchase Payment and/or otherwise block access to a Contract Owner’s account and thereby refuse to pay any request for transfers, partial withdrawals, a surrender, annuity payments, or death benefits. Once blocked, monies would be held in that account until instructions are received from the appropriate regulator. We may also be required to provide additional information about you or your account to government regulators.

We have the right to defer payment for a surrender, partial withdrawal, death benefit or transfer from the General Account for up to six months from the date we receive your written request.

Distribution of the Contracts

Distribution of the Contracts will comply with all applicable U.S. and foreign country requirements.

[To be revised]

Distribution and Principal Underwriting Agreement. We have entered into a distribution agreement with [add name of principal underwriter] (“PU”), our affiliate, for the distribution and sale of the Contracts. Pursuant to this agreement, PU serves as principal underwriter for the Contracts. PU offers the Contracts for sale through its sales representatives. We reimburse PU for certain expenses it incurs in order to pay for the distribution of the Contracts (e.g., commissions).

Compensation to Broker-Dealers Selling the Contracts. We pay commissions to PU for sales of the Contracts by PU’ sales representatives. Sales commissions may vary, but the commissions payable for Contract sales by sales representatives of PU are expected not to exceed 7% of Purchase Payments. Some sales representatives may elect to receive a lower commission on Purchase Payments at the time of payment along with a quarterly or monthly payment based on Contract value for so long as the Contract remains in effect. PU may be required to return to us first year commissions if the Contract is not continued through the first Contract year. We may pay lower compensation on sales to owners at older ages and at amounts over $1 million.

Special Compensation Paid to PU. We pay for PU’ operating and other expenses, including overhead, legal, and accounting fees. We may also pay for certain sales expenses of PU: sales representative training materials; marketing materials and advertising expenses; and certain other expenses of distributing the Contracts. In addition, we contribute indirectly to the deferred compensation for PU’ sales representatives. PU pays its sales representatives a portion of the commissions received for their sales of the Contracts.

PU’ sales representatives and their managers are also eligible for various cash benefits, such as cash production incentive bonuses based on aggregate sales of our variable insurance products (including this Contract) and/or other insurance products we issue, as well as certain insurance benefits and financing arrangements.

In addition, PU’ sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional non-cash compensation items. Non-cash compensation items that PU and we may provide jointly include attendance at conferences, conventions, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items. By selling this Contract, sales representatives and/or their managers may qualify for these productivity benefits. PU’ sales representatives and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Ask your sales representative for further information about the compensation your sales representative and PU may receive in connection with your purchase of a Contract. Also inquire about any revenue sharing arrangements that we may have with PU, including the conflicts of interest that such arrangements may create.

No specific charge is assessed directly to Contract owners or the Separate Account to cover commissions and other incentives or payments described above in connection with the distribution of the Contracts. However, we intend to recoup commissions and other sales expenses and incentives we pay through the fees and charges we deduct under the Contract and through other corporate revenue.

You should be aware that PU and its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this Contract to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Contract.

Legal Proceedings

Like other life insurance companies, KILICO has been named as defendant in certain lawsuits incidental to our insurance business. Based upon the advice of legal counsel, our management believes that the resolution of these various lawsuits will not result in any material adverse effect on the Separate Account, on our consolidated financial position, or on KILICO’s ability to meet its obligations under the Contracts. At the present time, it also appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the [Principal Underwriter’s] ability to perform under its principal underwriting agreement.

Reports to Owners

Before the Annuity Date, we will mail a report to you at least annually at your last known address of record. The report will state the Contract Value (including the Contract Value in each Subaccount), and any further information required by any applicable law or regulation. Contract owners will also receive confirmations within 7 calendar days of each unscheduled financial transaction, such as Purchase Payments, transfers, partial withdrawals, and a surrender. Scheduled financial transactions may be confirmed using quarterly statements.

Inquiries

Inquiries regarding your Contract may be made by calling or writing to us at the Annuity Contact Center.

Financial Statements

The audited balance sheets of Kemper Investors Life Insurance Company as of December 31, 2007 and 2006, and the related statements of income, comprehensive income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007, as well as the Report of Independent Auditors, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. The financial statements of Kemper Investors Life Insurance Company at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

No audited financial statements for the KILICO Variable Annuity Separate Account -3 are contained in the SAI, as the Separate Account had not commenced operations as of May 1, 2008.

You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover or by calling 1-800-449-0523.

Statement of Additional Information Table of Contents

The SAI contains additional information about the Contract and the Separate Account. You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover or by calling 1-800-449-0523. The following is the Table of Contents for the SAI.

Appendix A (Contract Application)

Appendix B (Group Contract)

Appendix C (Certificate)

Statement of Additional Information

for the

Global Advantage Series

Group Variable Annuity Contract

Individual Flexible Premium Variable Annuity Certificates

Issued Through

KILICO Variable Annuity Separate Account - 3

Offered by

Kemper Investors Life Insurance Company

1400 American Lane

Schaumburg, Illinois 60196

(425) 577-5100

Service Center:

P.O. Box 19097

Greenville, SC 29602-9097

Phone: 1-800-449-0523 (toll free)

7:30 a.m. to 5:00 p.m. Central Time M-F

This Statement of Additional Information (referred to as this “Statement” or the “SAI”) expands upon subjects discussed in the current Prospectus for the Global Advantage Series (the “Contract”), offered by Kemper Investors Life Insurance Company. The Contract is issued on a group basis and coverage under the Contract is represented by a certificate. You may obtain a copy of the Prospectus for the Contract dated May 1, 2008 by calling 1-800-449-0523 or by writing to our Service Center at P.O. Box 19097, Greenville, South Carolina 29602-9097.

This Statement incorporates terms used in the current Prospectus for the Contract.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectuses for the Contract and the Portfolios.

The date of this Statement of Additional Information is May 1, 2008.

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Additional Contract Provisions

The Contract

The entire contract consists of the Contract, the certificate, the signed application attached at issue, any attached amendments and supplements to the application, and any attached riders and endorsements. For purposes of this SAI, the term “Contract” refers both to certificate and to the group annuity Contract. In the absence of fraud, we consider all statements in the application to be representations and not warranties. We will not use any statement to contest a claim unless that statement is in an attached application or in an amendment or supplement to the application attached to the Contract.

Any change in the Contract or waiver of their provisions must be in writing and signed by one of our officers. No other person – no agent or registered representative – has authority to change or waive any provision of the Contract.

Upon notice to you, we may modify the Contract if necessary to:

•	permit the Contract or the KILICO Variable Annuity Separate Account – 3 (the “Separate Account”) to comply with any applicable law or regulation that a governmental agency issues;

•	assure continued qualification of the Contract under the U.S. Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

•	effect a change in the operation of the Separate Account or to provide additional investment options.

In the event of such modifications, we will make the appropriate endorsement to the Contract.

Incontestability

We will not contest the Contract or any Certificate issued under the Contract after its Issue Date.

Misstatement of Age or Sex

We may require proof of age, sex, and right to payments before making any annuity payments under a Contract. If the age or sex (if applicable) of the annuitant or payee has been stated incorrectly, then we will determine the amount of the annuity payments by using the correct age and sex. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

Nonparticipation

The Contract does not participate in our surplus earnings or profits. We will not pay dividends on the Contract.

U.S. Tax Status of the Contract

Unless otherwise stated, all references to tax consequences, considerations or implications in this SAI are to U.S. Federal income tax consequences, considerations, or implications.

U.S. tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements. The U.S. Tax Code requires that the investments of each investment division of the Separate Account underlying the Contracts be “adequately diversified” in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying portfolio assets of the Separate Account may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although there is limited published guidance in this area and it does not address certain aspects of the contracts, we believe that the owner

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of a contract should not be treated as the owner of the underlying assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying portfolio assets of the Separate Account.

Required Distributions. In order to be treated as an annuity contract for U.S. Federal income tax purposes, section 72(s) of the U.S. Tax Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any owner dies prior to the annuity start date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts (non-qualified Contracts) contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other U.S. tax rules may apply to Qualified Contracts (qualified Contracts).

Calculation of Subaccount and Adjusted Historic Portfolio Performance Data

We may advertise and disclose historic performance data for the subaccounts, including yields, standard annual total returns, and nonstandard measures of performance of the subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the defined standards of the U.S. Securities and Exchange Commission (“SEC”).

Money Market Subaccount Yields

Advertisements and sales literature may quote the current annualized yield of the Money Market subaccount for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market Portfolios.

We compute this current annualized yield by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical subaccount under a Contract having a balance of one unit of the Money Market subaccount at the beginning of the period. We divide that net change in subaccount value by the value of the hypothetical subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Money Market portfolio in which the hypothetical subaccount invests; and (ii) charges and deductions imposed under the Contract that are attributable to the hypothetical subaccount.

These charges and deductions include the per unit charges for the Records Maintenance Charge, the Monthly Mortality and Expense Risk Charge and the asset-based administration charge. For purposes of calculating current yields for a Contract, we use an average per unit Records Maintenance Charge based on the $30 Records Maintenance Charge.

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We calculate the current yield by the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

NCS =	the net change in the value of the Money Market portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical subaccount having a balance of one subaccount unit.

ES =	per unit charges deducted from the hypothetical subaccount for the seven-day period.

UV =	the unit value for the first day of the seven-day period.

We may also disclose the effective yield of the Money Market subaccount for the same seven-day period, determined on a compounded basis. We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

Effective Yield = (1 + ((NCS-ES)/UV))365/7 - 1

Where:

NCS =	the net change in the value of the Money Market portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical subaccount having a balance of one subaccount unit.

ES =	per unit charges deducted from the hypothetical subaccount for the seven-day period.

UV =	the unit value for the first day of the seven-day period.

The Money Market subaccount’s yields are lower than the Money Market portfolio’s yields because of the charges and deductions that the Contract imposes.

The current and effective yields on amounts held in the Money Market subaccount normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market subaccount’s actual yields are affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of securities held by the Money Market portfolio and the portfolio’s operating expenses. We may also present yields on amounts held in the Money Market subaccount for periods other than a seven-day period.

Yield calculations do not take into account the Surrender Charge that we assess on certain withdrawals of Contract Value.

Other Subaccount Yields

Sales literature or advertisements may quote the current annualized yield of one or more of the subaccounts (except the Money Market subaccount) under the Contract for 30-day or one-month periods. The annualized yield of a subaccount refers to income that the subaccount generates during a 30-day or one-month period and is assumed to be generated during each period over a 12-month period.

We compute the annualized 30-day yield by:

(i)	dividing the net investment income of the portfolio attributable to the subaccount units, less subaccount expenses attributable to the Contract for the period, by the maximum offering price per unit on the last day of the period;

(ii)	multiplying the result by the daily average number of units outstanding for the period;

(iii)	compounding that yield for a 6-month period; and

(iv)	multiplying the result by 2.

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Expenses of the subaccount include the Records Maintenance Charge, the asset-based administration charge and the Monthly Mortality and Expense Risk Charge. The yield calculation assumes that we deduct the Records Maintenance Charge at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, we divide an average Records Maintenance Charge collected by the average Contract Value in the subaccount to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

Yield = 2 X ((((NI - ES)/(U X UV)) + 1)6 -1)

Where:

NI =	net income of the portfolio for the 30-day or one-month period attributable to the subaccount’s units.

ES =	charges deducted from the subaccount for the 30-day or one-month period.

U =	the average number of units outstanding.

UV =	the unit value at the close of the last day in the 30-day or one-month period.

The yield for the subaccount is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.

The yield on the amounts held in the subaccounts normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding subaccount’s actual yield.

Yield calculations do not take into account the Surrender Charge that we assess on certain withdrawals of Contract Value.

Average Annual Total Returns for the Subaccounts

Sales literature or advertisements may quote average annual total returns for one or more of the subaccounts for various periods of time. If we advertise total return for the Money Market subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

When a subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period’s ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

We calculate the standard average annual total returns using subaccount unit values that we calculate on each business day based on the performance of the subaccount’s underlying portfolio, the deductions for the Monthly Mortality and Expense Risk Charge, the asset-based administration charge and the Records Maintenance Charge. The calculation reflects the deduction of the Records Maintenance Charge by assuming a uniform reduction in the yield or total return which is determined by calculating the average impact of the Records Maintenance Charge on in-force contracts.

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We calculate the standard total return by the following formula:

TR =	((ERV/P)1/N) - 1

Where:

TR =	the average annual total return net of subaccount recurring charges.

ERV =	the ending redeemable value (minus any applicable Surrender Charge and Records Maintenance Charge) of the hypothetical subaccount at the end of the period.

P =	a hypothetical initial payment of $1,000.

N =	the number of years in the period.

Non-Standard Subaccount Total Returns

Sales literature or advertisements may quote average annual total returns for the subaccounts that do not reflect any Surrender Charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical subaccount for the period with an ending value for the period that does not take into account any Surrender Charges.

We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

CTR =	(ERV/P) - 1

Where:

CTR =	the cumulative total return net of subaccount recurring charges for the period.

ERV =	the ending redeemable value of the hypothetical investment at the end of the period.

P =	a hypothetical single payment of $1,000.

Adjusted Historic Portfolio Performance Data

Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic portfolio performance may include data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

Effect of the Records Maintenance Charge on Performance Data

The Contract provides for the deduction of a $30.00 Records Maintenance Charge at the end of each Contract year from the subaccounts. We will waive this charge if your Contract Value is $50,000 or more on the date the charge is assessed. We deduct the charge from each subaccount based on the proportion that the value of each such subaccount bears to the total Contract Value. The calculation reflects the deduction of the Records Maintenance Charge by assuming a uniform reduction in the yield or total return which is determined by calculating the average impact of the Records Maintenance Charge on in-force contracts.

Historic Performance Data

General Limitations

The funds have provided the portfolios’ performance data. We derive the subaccount performance data from the data that the funds provide. In preparing the tables below, we relied on the funds’ data. While we have no reason to doubt the accuracy of the figures provided by the funds, we have not verified those figures.

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Time Periods Before The Date The Separate Account Commenced Operations

The Separate Account may also disclose non-standardized total return for time periods before the Separate Account commenced operations. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.

Tables Of Adjusted Historic Total Return Quotations

The tables below set out the adjusted historic total returns for the portfolios for various periods as of December 31, 2007. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.

Table 1

Adjusted Historic Portfolio Total Return As Of December 31, 20071

Surrender Charges Deducted

(Assumes Contract Is Surrendered or Annuitized)

Average Annual Total Return2

With Death Benefit

(Total Separate Account Annual Expenses: X.XX%)

Portfolio	Portfolio Start Date	1 Year (%)	5 Year (%)	10 Year (%)	Life of Portfolio (%)
[To Be Provided]
[To Be Provided]

[1]

Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; (3) reflects the deduction of 0.15 % for the annual Administration Charge deducted as a percentage of average daily net assets in the Subaccounts, the deduction of the maximum Monthly Mortality and Expense Charge of 1.25% and the deduction of an annual $30 Records Maintenance Charge, and (5) the applicable Surrender Charge. The impact of the Records Maintenance Charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of X.XX % based on an estimated average account value of $XX,XXX during 2008. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

[2]	Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

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Table 2

Adjusted Historic Portfolio Total Return As Of December 31, 20071

Surrender Charges Not Deducted

(Assumes Contract Is Not Surrendered or Annuitized)

Average Annual Total Return2

With Death Benefit

(Total Separate Account Annual Expenses: X.XX%)

Portfolio	Portfolio Start Date	1 Year (%)	5 Year (%)	10 Year (%)	Life of Portfolio (%)
[To Be Provided]
[To Be Provided]

[1]

Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; (3) reflects the deduction of 0.15 % for the annual Administration Charge deducted as a percentage of average daily net assets in the Subaccounts, the deduction of the maximum Monthly Mortality and Expense Charge of 1.25% and the deduction of an annual $30 Records Maintenance Charge, and (5) the applicable Surrender Charge. The impact of the Records Maintenance Charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of X.XX % based on an estimated average account value of $XX,XXX during 2008. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

[2]	Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

Net Investment Factor

The net investment factor is an index that measures the investment performance of a subaccount from one business day to the next. Each subaccount has its own net investment factor, which may be greater or less than one. The net investment factor for each subaccount equals the fraction obtained by dividing (X) by (Y) minus (Z) where:

(X)	is the net result of:

1.	the net asset value per portfolio share held in the subaccount at the end of the current business day; plus

2.	the per share amount of any dividend or capital gain distribution on portfolio shares held in the subaccount during the current business day; less

3.	the per share amount of any capital loss, realized or unrealized, on portfolio shares held in the subaccount during the current business day.

(Y)	equals the net asset value per portfolio share held in the subaccount as of the end of the immediately preceding business day.

(Z)	equals charges and fees deducted from the subaccount. These consist of:

4.	the percentage charge for administrative costs on that business day; and

5.	the percentage charge for any other charges, fees and expenses for riders, endorsements, or supplemental benefits attached to your Contract.

9

Transfers During the Annuity Period

When a transfer is made between Subaccounts, the number of Annuity Units per payment attributable to a Subaccount to which transfer is made is equal to a. multiplied by b. divided by c., where:

a.	is the number of Annuity Units per payment in the Subaccount from which transfer is being made;

b.	is the Annuity Unit Value for the Subaccount from which the transfer is being made; and

c.	is the Annuity Unit Value for the Subaccount to which transfer is being made.

All amounts and Annuity Unit Values are determined as of the end of the Valuation Period preceding the effective date of the transfer.

Variable Annuity Payments

We determine the dollar amount of the first variable annuity payment in the same manner as that of a fixed annuity payment on an assumed investment rate of 2.5% per year. Later variable annuity payments, however, will vary to reflect the net investment performance of the subaccount(s) that you or the Annuitant select.

Annuity units measure the net investment performance of a subaccount for purposes of determining the amount of variable annuity payments. On the Annuity Date, we use the adjusted Contract Value for each subaccount to purchase annuity units at the annuity unit value for that subaccount. The number of annuity units in each subaccount then remains fixed unless an exchange of annuity units is made as described below. Each subaccount has a separate annuity unit value that changes each business day in substantially the same way as does the value of an accumulation unit of a subaccount, except that the value of an annuity unit will reflect a daily deduction for the mortality and expense risk charge that is guaranteed not to exceed an annual rate of 1.25% of average daily net assets in the subaccount and a daily deduction for the administration charge of 0.15% of average daily net assets in the subaccount.

We determine the dollar value of each variable annuity payment after the first by multiplying the number of annuity units of a particular subaccount by the annuity unit value for that subaccount on the business day immediately preceding the date of each payment. If the net investment return of the subaccount for a payment period equals the pro-rated portion of the 2.5% annual assumed investment rate, then the variable annuity payment for that subaccount for that period will equal the payment for the prior period. If the net investment return exceeds an annualized rate of 2.5% for a payment period, then the payment for that period will be greater than the payment for the prior period. Similarly, if the return for a period falls short of an annualized rate of 2.5%, then the payment for that period will be less than the payment for the prior period.

Assumed Investment Rate

The discussion concerning the amount of variable annuity payments which follows this section is based on an assumed investment rate of 2.5% per year. We use the assumed investment rate to determine the first monthly payment per thousand dollars of applied value. This rate does not bear any relationship to the actual net investment experience of the Separate Account or any subaccount.

Amount of Variable Annuity Payments

The amount of the first variable annuity payment to an Annuitant or a payee will depend on the amount (i.e., the adjusted Contract Value, Contract Value after surrender, the death benefit) applied to effect the variable annuity payment as of the Annuity Date, the annuity payout plan option selected, and

10

the Annuitant’s age and sex (if applicable). The Contracts contain tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon an assumed interest rate of 2.5% per year. We assume, for purposes of determining the annuity payments, that the starting mortality table is the “Annuity 2000 Valuation Table” developed by the U.S. Society of Actuaries projected with mortality improvement to the year 2020. In addition, we also assume generational mortality improvement thereafter. The improvement scale in both instances is projected using 100% Projection Scale G for male and 50% Projection Scale G for female. The annuity payments calculated on this basis would also be subject to a 1-year setback every 10 years. In other words, 10 years from now a person aged 65 would receive annuity payments for a person aged 64 today.

We may also make available variable annuity payout options based on assumed investment rates other then 2.5%.

The portion of the first monthly variable annuity payment derived from a subaccount is divided by the annuity unit value for that subaccount (calculated as of the date of the first monthly payment). The number of such units remains fixed during the annuity period, assuming that the Annuitant makes no exchanges of annuity units for annuity units of another subaccount or to provide a fixed annuity payment.

In any subsequent month, for any Contract, we determine the dollar amount of the variable annuity payment derived from each subaccount by multiplying the number of annuity units of that subaccount attributable to that Contract by the value of such annuity unit at the end of the valuation period immediately preceding the date of such payment.

The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the subaccount(s) supporting the variable annuity payments, less an adjustment to neutralize the 2.5% assumed investment rate referred to above. Therefore, the dollar amount of variable annuity payments after the first will vary with the amount by which the net investment return of the appropriate subaccounts is greater or less than 2.5% per year. For example, for a Contract using only one subaccount to generate variable annuity payments, if that subaccount has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2.5% greater than the payment on the same date in the preceding year. (See also “Variable Annuity Payments” in the Prospectus for the Contract.)

Annuity Unit Value

We calculate the value of an annuity unit at the same time that we calculate the value of an accumulation unit and we base it on the same values for fund shares and other assets and liabilities. (See “Subaccount Value” in the Prospectus for the Contract.) The annuity unit value for each subaccount’s first valuation period will be set at $100. We calculate the annuity unit value for a subaccount for each subsequent valuation period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

(1)	is the annuity unit value for the current valuation period;

(2)	is the annuity unit value for the immediately preceding valuation period;

(3)	is a special interest factor designed to compensate for the assumed investment rate of 2.5% built into the table used to compute the first variable annuity payment; and

(4)	is the annuity unit value for the current valuation period.

The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of several variable annuity payments based on one subaccount.

11

Illustration of Calculation of Annuity Unit Value

1.	Annuity unit value for current valuation period (X/X/07)	$	XX.XX
2.	Annuity unit value for immediately preceding valuation period (Y/X/06)	$	XX.XX
3.	Factor to compensate for the assumed investment rate of 2.5%		0.XXXX
4.	Annuity unit value of current valuation period (X/X/07) ((1) / (2)) x (3) x (4)	$	XXX.XXXX

Illustration of Variable Annuity Payments

Annuity Date: X/X/07

1.	Number of accumulation units at Annuity Date		XX,XXX
2.	Accumulation unit value	$	XX.XXXX
3.	Adjusted Contract Value (1)x(2)	$	XXX,XXX
4.	First monthly annuity payment per $1,000 of adj. Contract Value	$	X.XX
5.	First monthly annuity payment (3)x(4) ÷ 1,000	$	XXX.XX
6.	Annuity unit value	$	XXX.XXXX
7.	Number of annuity units (5)÷(6)		X.XXXX
8.	Assume annuity unit value for second month equal to	$	XXX.XXXX
9.	Second monthly annuity payment (7)x(8)	$	XXX.XX
10.	Assume annuity unit value for third month equal to	$	XXX.XXXX
11.	Third monthly annuity payment (7)x(10)	$	XXX.XX

Addition, Deletion or Substitution of Investments

In the event of any substitution or change of the underlying portfolios, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of owners and annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our separate accounts, or the assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contract.

Resolving Material Conflicts

The funds currently sell shares to registered separate accounts of insurance companies other than us to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase some of the funds to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the funds. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests as a Contract owner and the interests of persons owning other contracts investing in the same funds. There is also the possibility that a material

12

conflict may arise between the interests of owners generally, or certain classes of owners, and participating qualified retirement plans or participants in such retirement plans.

We currently do not foresee any disadvantages to you that would arise from the sale of fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, the management of each fund will monitor events related to its fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such fund offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various affiliated and unaffiliated insurance companies. In addition, the management of the funds will monitor the funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable.

In the event of such a conflict, the management of the appropriate fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the funds to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the Separate Account’s investment in such funds, as appropriate.

Voting Rights

We determine the number of votes you may cast by dividing your Contract Value in a subaccount by the net asset value per share of the portfolio in which that subaccount invests. We determine the number of votes available to you as of the same date that the fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio’s shareholders. We will solicit voting instructions by sending you written materials before the fund’s meeting in accordance with the fund’s procedures.

Third Party Administration Agreement

As of [                    , 2008], KILICO entered into an [Amended] Insurance Administrative Services Agreement (the “Agreement”) with IBM Business Transformation Outsourcing Insurance Service Corporation (“IBM Outsourcing”), a corporation organized and existing under the laws of South Carolina. IBM Outsourcing has its principal business address at 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615-1064. Under the Agreement, IBM Outsourcing, provides, at the Service Center, significant administrative services for the Contracts, and the Separate Account, including the processing of all premium payments, requests for transfers, partial withdrawals, and surrenders, and the calculation of accumulation unit values for each Contract and the Separate Account.

Safekeeping of Separate Account Assets

We hold the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account. We and our service provider, IBM Outsourcing, maintain records of all purchases and redemptions of portfolio shares held by each of the subaccounts. Additional protection for the assets of the Separate Account is provided by a blanket fidelity bond issued by [Add Name of Company] to KILICO, providing coverage of $XX,XXX,XXX in the aggregate and $XX,XXX,XXX per occurrence (subject to a $X,XXX,XXX deductible) for all officers and employees of KILICO.

Distribution of the Contracts

We offer the Contracts on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

13

[ABC] serves as principal underwriter for the Contracts. ABC’s home office is located at [To Be Provided]. ABC has entered into [selling agreements] with unaffiliated broker-dealers. ABC is registered in the United States as a broker-dealer with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates. ABC is a member of FINRA and of the Securities Investor Protection Corporation.

[Insert description of the commissions payments and whether the PU will retain any portion of the commissions].

Legal Matters

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contracts has been passed upon by M. Douglas Close, Esq., General Counsel. Sutherland Asbill & Brennan, LLP of Washington, D.C., has provided advice on certain matters relating to the U.S. federal securities laws, but has not provided any advice on UK tax considerations.                                      of London, England, has provided advice on certain matters relating to UK law, including advice on UK tax considerations.

Experts

The financial statements and schedules of Kemper Investors Life Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 1900, Seattle, Washington, 98101, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere therein, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

Other Information

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

Financial Statements

Kemper Investors Life Insurance Company’s financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, are contained in this Statement of Additional Information. There are no financial statements available for the KILICO Variable Annuity Separate Account - 3, because the KILICO Variable Annuity Separate Account - 3 has not commenced operations as of the date of this Statement of Additional Information. You should not consider the financial statements and schedules of Kemper Investors Life Insurance Company as bearing upon the investment performance of the assets being held in the KILICO Variable Annuity Separate Account - 3.

Kemper Investors Life Insurance Company’s financial statements and schedules at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

14

Index to Financial Statements

Kemper Investors Life Insurance Company
Report of Independent Auditors
Balance Sheets, Statutory-Basis, as of December 31, 2007 and 2006
Statements of Operations, Statutory-Basis, For the Years Ended December 31, 2007, 2006 and 2005
Statements of Changes in Capital and Surplus, Statutory-Basis, For the Years Ended December 31, 2007, 2006 and 2005
Statements of Cash Flows, Statutory-Basis, For the Years Ended December 31, 2007, 2006 and 2005
Notes to Financial Statements, Statutory-Basis
Statutory-Basis Financial Statement Schedules

Kemper Investors Life Insurance Company
Report of Independent Auditors
Balance Sheets, GAAP-Basis, as of December 31, 2006 and 2005
Statements of Income, GAAP-Basis, For the Years Ended December 31, 2006 and 2005
Statements of Comprehensive Income, GAAP-Basis, For the Years Ended December 31, 2006 and 2005
Statements of Stockholder’s Equity, GAAP-Basis, For the Years Ended December 31, 2006 and 2005
Statements of Cash Flows, GAAP-Basis, For the Years Ended December 31, 2006 and 2005
Notes to Financial Statements

PART C

OTHER INFORMATION

Item 24. Financial Statement and Exhibits

(a) Financial Statements included in Part B:

All required financial statements are included in Part B of this registration statement.

(b) Exhibits:

1.1	A copy of resolution of the Board of Directors of Kemper Investors Life Insurance Company dated December 13, 2007. [4]

2.	Not Applicable.

3.1	Distribution Agreement between [ To Be Provided ] and Kemper Investors Life Insurance Company. [ ]

3.2	Selling Agreement between [ To Be Provided ] and Kemper Investors Life Insurance Company. [ ]

4.1	Form of Group Variable Annuity Contract. [4]

4.2	Form of Group Flexible Premium Variable Deferred Annuity Certificate. [4]

4.3	Form of Individual Retirement Annuity Rider. [4]

4.4	Form of Amendment for Roth Individual Retirement Annuity (“Roth IRA”). [4]

4.5	Form of Simple IRA – Individual Retirement Annuity Supplemental Rider. [4]

5.	Form of Application. [4]

6.	Kemper Investors Life Insurance Company Articles of Incorporation and By-laws. [1]

7.	Reinsurance Contract between Kemper Investors Life Insurance Company and [ To Be Provided ]. [ ]

8.1	Participation Agreement By and Among Kemper Investors Life insurance Company and [Funds To be Provided]. [ ]

8.2(a)	Insurance Administrative Services Agreement, dated September 7, 2004, between Kemper Investors Life Insurance Company and Liberty Insurance Services Corporation (now known as IBM Business Transformation Outsourcing Insurance Service Corporation). [2]

8.2(b)	Amendment to Insurance Administrative Services Agreement, dated [ To Be Provided ], between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Service Corporation. [ ]

8.3	Form of Rule 22c-2 Shareholder Information Agreement. [3]

9.	Opinion and Consent of Counsel. [ ]

10.(a)	Consent of independent registered public accounting firm. [ ]

10.(b)	Consent of Sutherland Asbill & Brennan LLP. [ ]

11.	Not Applicable.

12.	Not Applicable

13.	Power of Attorney for David A. Demmon, Diane C. Davis, and Jeffrey S. Horton. [4]

[1]	Incorporated herein by reference to Exhibit Nos. 3.(A) and 3.(B) of the initial registration statement on Form S-1 for Kemper Passport filed with the SEC on April 12, 1996 (File No. 333-02491).
[2]

Incorporated herein by reference to Exhibit No 10.(D) of the Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 2004 filed with the SEC on March 30, 2005 (File No. 333-02491).

[3]

Incorporated herein by reference to Exhibit 8.12 of the Post-Effective Amendment No. 18 on Form N-4 for KILICO Variable Annuity Separate Account filed with the SEC on April 27, 2007 (File No. 333-22375 and 811-3199).

[4]	Filed herewith.

Item 25. Directors and Officers of Kemper Investors Life Insurance Company

The directors and officers of KILICO are listed below together with their current positions.

Name	Office with KILICO
David A. Demmon[1]	Chief Executive Officer and Chairman of the Board of Directors

Diane C. Davis[1]	President, Chief Operations Officer and Director

David M. Lorenz[1]	Vice President, Compliance and Risk Management

Richard W. Mathes[1]	Vice President and Chief Life Actuary

Jeffrey S. Horton[1]	Vice President, Chief Financial Officer, and Director

M. Douglas Close[1]	Vice President and Corporate Counsel

Paul J. Ziats[1]	Vice President and Chief Marketing Officer

Steven H. Sparks[1]	Assistant Vice President and Controller

Lauree Seko[1]	Corporate Secretary

Ryan Gibbons[2]	Assistant Secretary

Michael D. Nelson[1]	Assistant Secretary

David A. Bowers[2]	Assistant Secretary and Director

Nicolas A. Burnet[4]	Director

Richard J. Hauser[2]	Director

Linda L. Swanson[2]	Director

James P. Brennan, Sr., Esq.3 serves as the Chief Compliance Officer for the Registrant.

[1]	The principal business address is 15375 SE 30th Place, Suite 310, Bellevue, WA 98007.
[2]	The principal business address is 1400 American Lane, Schaumburg, IL 60196.
[3]	The principal business address is 3003 77th Avenue, S.E. Mercer Island, WA 98040.
[4]	The principal business address is One Liberty Plaza, 165 Broadway, 33rd Floor, New York, NY 10006

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

Organizations Affiliated with Zurich Financial Services

Company	Domiciled	Ownership	%
Aktiengesellschaft Assuricum	Switzerland	Zurich Insurance Company	99.60
Allied Zurich Holdings Limited	CI	Zurich Group Holding	100.00
Allied Zurich PLC	UK	Zurich Financial Services	100.00
American Guarantee & Liability Insurance Co.	NY	Zurich American Insurance Company	100.00
American Zurich Insurance Company	IL	Steadfast Insurance Company	100.00
Assurance Company of America	NY	Maryland Casualty Company	100.00
BG Investments Ltd.	BDA	Aktiengesellschaft Assuricum	04.58
BG Investments Ltd.	BDA	Zurich Insurance Company	95.42
Centre Financial Services Holdings Limited	BDA	Centre Group Holdings Limited	100.00
Centre Group Holdings (US) Limited	DE	Centre Reinsurance Limited	100.00
Centre Group Holdings Limited	BDA	CMSH Limited	100.00
Centre Insurance Company	DE	Centre Solutions Holdings (Delaware) Limited	100.00
Centre Life Insurance Company	MA	Centre Solutions (US) Limited	100.00
Centre Reinsurance (US) Limited	BDA	Centre Reinsurance Holdings (Delaware) Limited	100.00
Centre Reinsurance Holdings (Delaware) Limited	DE	Orange Stone Reinsurance	100.00
Centre Reinsurance Limited	BDA	Centre Solutions (Bermuda) Limited	100.00
Centre Solutions (Bermuda) Limited	BDA	Centre Group Holdings Limited	100.00
Centre Solutions (US) Limited	BDA	Centre Group Holdings (US) Limited	100.00
Centre Solutions Holdings (Delaware) Limited	DE	Centre Solutions (US) Limited	100.00
CMSH Limited	BDA	Zurich Insurance Company	64.70
CMSH Limited	BDA	Zurich International (Bermuda) Ltd.	35.30
Colonial American Casualty & Surety Co.	MD	Fidelity & Deposit Company of Maryland	100.00
Constellation Reinsurance Company	NY	Centre Reinsurance Holdings (Delaware) Limited	100.00
Crown Management Services Limited	DE	Orange Stone Holdings	100.00
Disability Management Services, Inc.	CT	Centre Reinsurance Limited	40.00
Diversified Specialty Risk	TX	American Guarantee & Liability Insurance Co.	100.00
Empire Fire & Marine Insurance Company	NE	Zurich American Insurance Company	100.00
Empire Indemnity Insurance Company	OK	Zurich American Insurance Company	100.00
Empire Management Services, Inc.	NE	Empire Fire & Marine Insurance Company	100.00
Farmers Group, Inc.	NV	Zurich Group Holding	86.625
Farmers Group, Inc.	NV	Allied Zurich Holdings Limited	10.00
Farmers Group, Inc.	NV		03.375

Company	Domiciled	Ownership	%
Farmers New World Life Insurance Company	WA	Farmers Group, Inc.	100.00
Farmers Reinsurance Company	CA	Farmers Group, Inc.	100.00
Fidelity & Deposit Company of Maryland	MD	Zurich American Insurance Company	100.00
Fire Underwriters Association	CA	Farmers Group, Inc.	100.00
Kemper Corporation	DE	Zurich Holding Company of America	100.00
Kemper Investors Life Insurance Company	IL	Kemper Corporation	100.00
Kemper Portfolio Corp.	DE	Kemper Corporation	100.00
Keswick Realty, Inc.	IL	Zurich Services Corporation	100.00
KFC Portfolio Corp.	DE	Kemper Corporation	100.00
Maine Bonding and Casualty Co.	ME	Maryland Casualty Company	100.00
Maryland Casualty Company	MD	Zurich American Insurance Company	100.00
Maryland Insurance Company	TX	Maryland Casualty Company	100.00
Minnesota Marketing Center, Inc.	MN	Empire Fire & Marine Insurance Company	100.00
National Standard Insurance Company	TX	Maryland Casualty Company	100.00
Northern Insurance Company of New York	NY	Maryland Casualty Company	100.00
Orange Stone Holdings	IRE	CMSH Limited	100.00
Orange Stone Reinsurance	IRE	Crown Management Services Limited	100.00
Risk Enterprise Management Limited	DE	Zurich Insurance Company	100.00
Steadfast Insurance Company	DE	Zurich American Insurance Company	100.00
Sterling Forest LLC	DE	Zurich American Insurance Company	100.00
THIC Holdings LLC	NH
Truck Underwriters Association	CA	Farmers Group, Inc.	100.00
Truckwriters, Inc.	NE	Empire Fire & Marine Insurance Company	100.00
Universal Underwriters Acceptance Corp.	KS	Zurich Holding Company of America	100.00
Universal Underwriters Insurance Company	KS	Zurich American Insurance Company	100.00
Universal Underwriters Insurance Services, Inc.	MA	Universal Underwriters Management Company	100.00
Universal Underwriters Insurance Services of Alabama, Inc.	AL	Universal Underwriters Management Company	100.00
Universal Underwriters Insurance Services of Texas, Inc.	TX	Universal Underwriters Management Company	100.00
Universal Underwriters Life Ins. Co.	KS	Universal Underwriters Insurance Company	100.00
Universal Underwriters Management Company	KS	Zurich Holding Company of America	100.00
Universal Underwriters of Texas Ins. Co.	TX	Universal Underwriters Insurance Company	100.00
Universal Underwriters Service Corp.	MO	Zurich Holding Company of America	100.00
Universal Underwriters Service Corp. of Texas	TX	Zurich Holding Company of America	100.00
Valiant Insurance Company	IA	Maryland Casualty Company	100.00
ZC Specialty Insurance Company	TX	Centre Solutions (US) Limited	100.00
ZFS Finance, USA LLC I	DE	Zurich Holding Company of America	100.00
ZFS Finance, USA LLC II	DE	Zurich Holding Company of America	100.00
ZFS Finance, USA LLC III	DE	Zurich Holding Company of America	100.00
ZFSH, LLC	DE	Zurich Holding Company of America	100.00
Zurich Agency Services, Inc.	TX	Maryland Casualty Company	100.00
Zurich American Brokerage, Inc.	NY	Zurich Holding Company of America	100.00
Zurich American Insurance Company	NY	Zurich Holding Company of America	100.00
Zurich American Insurance Company of Illinois	IL	American Zurich Insurance Company	100.00
Zurich Benefit Finance, LLC	DE	Zurich Holding Company of America	100.00
Zurich CZI Management Holding, Ltd.	DE	Zurich Holding Company of America	100.00
Zurich E&S Brokerage, Inc.	CA	Zurich American Insurance Company	100.00
Zurich Finance, USA	DE	Zurich Holding Company of America	100.00
Zurich Global Investment Advisors, LLC	DE	Zurich Holding Company of America	100.00
Zurich Group Holding	Switzerland	Zurich Financial Services	57.00
Zurich Group Holding	Switzerland	Allied Zurich PLC	43.00
Zurich Holding Company of America	DE	Zurich Insurance Company	99.87
Zurich Holding Company of America	DE	Crown Management Services Limited	00.13
Zurich Insurance Company	Switzerland	Zurich Group Holding	100.00
Zurich International (Bermuda) Ltd.	BDA	BG Investments Ltd.	29.27
Zurich International (Bermuda) Ltd.	BDA	Zurich Insurance Company	30.31

Company	Domiciled	Ownership	%
Zurich International (Bermuda) Ltd.	BDA	Aktiengesellscaft Assuricum	40.42
Zurich Premium Finance Company	NE	Empire Fire & Marine Insurance Company	100.00
Zurich Premium Finance Company of California	CA	Empire Fire & Marine Insurance Company	100.00
Zurich Warranty Management Services LTD	UK	Zurich Services Corporation	100.00
Zurich Services Corp.	IL	Zurich Holding Company of America	100.00
Sterling Forest LLC	DE	Zurich Holding Company of America	100.00
Zurich Warranty Solutions, Inc.	IL	American Zurich Insurance Company	100.00

Zurich Financial Services conducts its primary insurance operations in the United States through:

(A)	Two property/casualty groups, each operating INDEPENDENTLY with its own staff:

Zurich U.S. Insurance Group

Farmers Insurance Group

Item 27. Number of Contract and Certificate Owners

At December 27, 2007, the Registrant had no qualified or non-qualified Global Advantage Series Contract or Certificate Owners.

Item 28. Indemnification

To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company (“KILICO”) provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee of agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a) Principal Underwriter

[        To Be Provided        ] acts as principal underwriter for KILICO Variable Annuity Separate Account - 3, and [        To Be Provided        ].

Item 29.(b) Information Regarding Principal Underwriter.

Name and Principal Business Address	Position and Offices with Underwriter
[To Be Provided][1]	[To Be Provided]

[1]	The principal address is [To Be Provided].

Item 29.(c) Compensation From the Registrant. The following commissions and other compensation were received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
[To Be Provided]	N/A	N/A	N/A	N/A

Item 30. Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder (including Rule 38a-1) are maintained by Kemper Investors Life Insurance Company at (i) its home office at 1400 American Lane, Schaumburg, Illinois 60196, (ii) at 3003-77th Ave, SE, Mercer Island, Washington 98040, (iii) at 15375 SE 30th Place, Suite 310, Bellevue, WA 98007, and (iv) at IBM Business Transformation Outsourcing Insurance Service Corporation at 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615-1064.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings and Representations

a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

Kemper Investors Life Insurance Company (“KILICO”) represents that the fees and charges deducted under the Contract and Certificates, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

[Space Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Bellevue, and State of Washington, on the 3rd day of January, 2008.

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT - 3
(Registrant)

Attest:	/s/ Lauree Seko	By:	/s/ David A. Demmon
	Lauree Seko, Secretary		David A. Demmon, Chief Executive Officer
(Signature)

KEMPER INVESTORS LIFE INSURANCE COMPANY
(Depositor)

Attest:	/s/ Lauree Seko	By:	/s/ David A. Demmon
	Lauree Seko, Secretary		David A. Demmon, Chief Executive Officer
(Signature)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David A. Demmon David A. Demmon	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 3, 2008

/s/ Diane C. Davis Diane C. Davis	President, Chief Operations Officer and Director	January 3, 2008

/s/ Jeffrey S. Horton Jeffrey S. Horton	Chief Financial Officer, and Director (Principal Financial Officer and Principal Accounting Officer)	January 3, 2008

David A. Bowers*/	Director	January 3, 2008

Nicolas A. Burnet*/	Director	January 3, 2008

Richard J. Hauser*/	Director	January 3, 2008

Linda L. Swanson*/	Director	January 3, 2008

/s/ David A. Demmon */ By: David A. Demmon	On January 3, 2008 as Attorney-in-Fact pursuant to powers of attorney filed herewith.

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit Number	Title	Sequentially Numbered Pages
1.1	A copy of resolution of the Board of Directors of Kemper Investors Life Insurance Company dated December 13, 2007.

4.1	Form of Group Variable Annuity Contract.

4.2	Form of Group Flexible Premium Variable Deferred Annuity Certificate.

4.3	Form of Individual Retirement Annuity Rider.

4.4	Form of Amendment for Roth Individual Retirement Annuity (“Roth IRA”).

4.5	Form of Simple IRA – Individual Retirement Annuity Supplemental Rider.

5.	Form of Application.

13.	Power of Attorney for David A. Demmon, Diane C. Davis, and Jeffrey S. Horton.